Filed Pursuant to Rule 424(b)(3)

Registration No. 333-259723

PROSPECTUS SUPPLEMENT NO. 1

(to prospectus dated September 30, 2021)

6,624,939 Ordinary Shares

Genius Sports Limited

(a non-cellular company limited by shares incorporated and registered under the laws of the Island of Guernsey)

This prospectus supplement no. 1 (this “prospectus supplement”) amends and supplements the prospectus dated September 30, 2021 (as supplemented or amended from time to time, the “Prospectus”) which forms a part of our Registration Statement on Form F-1 (Registration Statement No. 333-259723). This prospectus supplement is being filed to update and supplement the information included or incorporated by reference in the Prospectus with the information contained in our Current Report on Form 6-K, filed with the Securities and Exchange Commission (the “SEC”) on November 23, 2021 (the “Form 6-K”). Accordingly, we have attached the Form 6-K to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common stock and warrants are listed on The New York Stock Exchange under the symbols “GENI” and “GENI WS”, respectively. On November 22, 2021, the closing price of our common stock was $13.64 per share.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 24 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 23, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 23, 2021

Commission File Number: 001-40352

Genius Sports Limited

(Translation of registrant’s name into English)

Genius Sports Group

9th Floor, 10 Bloomsbury Way

London, WC1A 2SL

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On November 23, 2021, Genius Sports Limited (the “Company”) issued an interim report for the nine month period ended September 30, 2021. A copy of the interim report is attached hereto as Exhibit 99.1.

EXHIBITS

Exhibit No.	Description

99.1	Genius Sports Limited interim report for the nine month period ended September 30, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENIUS SPORTS LIMITED

Date: November 23, 2021	By:	/s/ Mark Locke
	Name:	Mark Locke
	Title:	Chief Executive Officer

Exhibit 99.1

PRELIMINARY NOTE

The unaudited Condensed Consolidated Financial Statements for the nine month period ended September 30, 2021 included herein, have been prepared in accordance with accounting principles accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial reporting. The condensed consolidated financial statements are presented in United States Dollars (“USD”). All references in this interim report to “$,” and “U.S. dollars” mean U.S. dollars and all references to “£” and “GBP” mean British Pounds Sterling, unless otherwise noted.

This interim report, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified in the section entitled “Risk Factors” of the Company’s Annual Report on Form 20-F.

Genius Sports Limited

Condensed Consolidated Balance Sheets

(In thousands, except share data)

	(Unaudited)
	September 30	December 31
	2021	2020
ASSETS
Current assets:
Cash and cash equivalents	$234,238	$11,781
Accounts receivable, net	39,391	24,776
Contract assets	15,778	10,088
Prepaid expenses	33,079	4,107
Other current assets	11,447	10,584

Total current assets	333,933	61,336

Property and equipment, net	11,931	5,002
Intangible assets, net	196,319	114,542
Goodwill	346,229	200,624
Deferred tax asset	6	5
Other assets	8,473	9,496

Total assets	$896,891	$391,005

LIABILITIES, TEMPORARY EQUITY AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$11,301	$10,106
Accrued expenses	35,178	35,220
Deferred revenue	32,127	26,036
Current debt	23	10,272
Derivative warrant liabilities	54,761	—
Other current liabilities	12,943	3,714

Total current liabilities	146,333	85,348

Long-term debt – less current portion	72	82,723
Deferred tax liability	28,707	8,097
Other liabilities	9,681	3,589

Total liabilities	184,793	179,757

Temporary equity:
Preference shares, $0.0001 par value, none authorized, issued and outstanding at September 30, 2021; 218,561,319 shares authorized, issued and outstanding at December 31, 2020	—	350,675

Total temporary equity	—	350,675

Shareholders’ equity (deficit)
Common stock, $0.01 par value, unlimited shares authorized, 191,700,674 shares issued and outstanding at September 30, 2021; 70,040,242 shares authorized, issued and outstanding at December 31, 2020	1,917	24
B Shares, $0.0001 par value, 22,500,000 shares authorized, 18,500,000 shares issued and outstanding at September 30, 2021; none authorized, issued and outstanding at December 31, 2020	2	—
Additional paid-in capital	1,424,196	2,393
Accumulated deficit	(704,027)	(153,237)
Accumulated other comprehensive income (loss)	(9,990)	11,393

Total shareholders’ equity (deficit)	712,098	(139,427)

Total liabilities, temporary equity and shareholders’ equity (deficit)	$896,891	$391,005

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Genius Sports Limited

Condensed Consolidated Statements of Operations

(Unaudited)

(In thousands, except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2021	2020	2021	2020
Revenue	$69,136	$40,556	$178,723	$102,722
Cost of revenue	86,441	29,148	366,746	79,657

Gross (loss) profit	(17,305)	11,408	(188,023)	23,065

Operating expenses:
Sales and marketing	6,077	2,515	16,943	9,640
Research and development	9,789	2,069	19,928	6,644
General and administrative	28,741	6,917	262,442	20,701
Transaction expenses	2,876	53	9,646	53

Total operating expense	47,483	11,554	308,959	37,038

Loss from operations	(64,788)	(146)	(496,982)	(13,973)

Interest income (expense), net	(175)	(1,979)	(3,185)	(5,799)
Gain (loss) on disposal of assets	—	—	(1)	—
Change in fair value of derivative warrant liabilities	(10,452)	—	(49,319)	—
Gain (loss) on foreign currency	4,941	115	9,645	(242)

Total other income (expenses)	(5,686)	(1,864)	(42,860)	(6,041)

Loss before income taxes	(70,474)	(2,010)	(539,842)	(20,014)

Income tax benefit (expense)	497	197	379	3,171

Net loss	$(69,977)	$(1,813)	$(539,463)	$(16,843)

Net loss per common share:
Basic and diluted	$(0.37)	$(0.03)	$(3.94)	$(0.24)
Weighted average common stock outstanding:
Basic and diluted	188,866,430	70,040,242	137,022,447	70,040,242

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Genius Sports Limited

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Unaudited)

(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2021	2020	2021	2020
Net loss	$(69,977)	$(1,813)	$(539,463)	$(16,843)
Other comprehensive loss:
Foreign currency translation adjustments	(19,629)	8,878	(21,383)	(6,716)

Comprehensive income (loss)	$(89,606)	$7,065	$(560,846)	$(23,559)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Genius Sports Limited

Condensed Consolidated Statements of Changes in Temporary Equity and Shareholders’ Equity (Deficit)

(Unaudited)

(In thousands, except share data)

	Temporary Equity		Permanent Equity
	Preference Shares	Amounts	Common Stock	Amounts	B Shares	Amounts	Additional Paid in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity (Deficit)
Balance at January 1, 2021 (as previously reported)	218,561,319	$350,675	1,873,423	$24	—	$—	$2,393	$(153,237)	$11,393	$(139,427)
Retroactive application of reverse capitalization	—	—	68,166,819	676	—	—	(676)	—	—	—

Balance at January 1, 2021, effect of reverse capitalization (see Note 2 – Reverse Capitalization)	218,561,319	$350,675	70,040,242	$700	—	$—	$1,717	$(153,237)	$11,393	$(139,427)

Net loss	—	—	—	—	—	—	—	(5,322)	—	(5,322)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	932	932
Preferred share accretion	—	9,261	—	—	—	—	—	(9,261)	—	(9,261)

Balance at March 31, 2021	218,561,319	$359,936	70,040,242	$700	—	$—	$1,717	$(167,820)	$12,325	$(153,078)

Net loss	—	—	—	—	—	—	—	(464,164)	—	(464,164)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(2,686)	(2,686)
Preferred share accretion	—	2,066	—	—	—	—	—	(2,066)	—	(2,066)
Merger recapitalization	(218,561,319)	(362,002)	9,547,104	96	—	—	49,842	—	—	49,938
Merger and PIPE financing, net of equity issuance costs of $38,215	—	—	67,498,704	675	—	—	481,182	—	—	481,857
Issuance of common stock in connection with additional equity offering, net of equity issuance costs of $9,293	—	—	13,000,000	130	—	—	237,577	—	—	237,707
Issuance of common stock in connection with the business combinations	—	—	5,606,234	56	—	—	102,235	—	—	102,291
Stock-based compensation	—	—	—	—	—	—	391,356	—	—	391,356
Vesting of restricted shares	—	—	20,766,840	208	—	—	1,240	—	—	1,448
Issuance of B shares	—	—	—	—	18,500,000	2	—	—	—	2

Balance at June 30, 2021	—	$—	186,459,124	$1,865	18,500,000	$2	$1,265,149	$(634,050)	$9,639	$642,605

Net loss	—	—	—	—	—	—	—	(69,977)	—	(69,977)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(19,629)	(19,629)
Issuance of common stock in connection with additional equity offering, net of equity issuance costs of $583	—	—	928,447	9	—	—	17,058	—	—	17,067
Issuance of common stock in connection with business combinations	—	—	499,998	5	—	—	8,195	—	—	8,200
Issuance of common stock in connection with warrant redemptions	—	—	3,813,105	38	—	—	96,356	—	—	96,394
Stock-based compensation	—	—	—	—	—	—	37,438	—	—	37,438

Balance at September 30, 2021	—	$—	191,700,674	$1,917	18,500,000	$2	$1,424,196	$(704,027)	$(9,990)	$712,098

	Temporary Equity		Permanent Equity
	Preference Shares	Amounts	Common Stock	Amounts	B Shares	Amounts	Additional Paid in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity (Deficit)
Balance at January 1, 2020	218,561,319	$318,805	1,873,423	$24	—	$—	$2,393	$(91,019)	$7,240	$(81,362)
Retroactive application of reverse capitalization	—	—	68,166,819	676	—	—	(676)	—	—	—

Balance at January 1, 2020, effect of reverse capitalization (see Note 2 – Reverse Capitalization)	218,561,319	$318,805	70,040,242	$700	—	$—	$1,717	$(91,019)	$7,240	$(81,362)

Net loss	—	—	—	—	—	—	—	(7,544)	—	(7,544)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(14,256)	(14,256)
Preferred share accretion	—	7,897	—	—	—	—	—	(7,897)	—	(7,897)

Balance at March 31, 2020	218,561,319	$326,702	70,040,242	$700	—	$—	$1,717	$(106,460)	$(7,016)	$(111,059)

Net loss	—	—	—	—	—	—	—	(7,486)	—	(7,486)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(1,338)	(1,338)
Preferred share accretion	—	7,662	—	—	—	—	—	(7,662)	—	(7,662)

Balance at June 30, 2020	218,561,319	$334,364	70,040,242	$700	—	$—	$1,717	$(121,608)	$(8,354)	$(127,545)

Net loss	—	—	—	—	—	—	—	(1,813)	—	(1,813)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	8,878	8,878
Preferred share accretion	—	8,061	—	—	—	—	—	(8,061)	—	(8,061)

Balance at September 30, 2020	218,561,319	$342,425	70,040,242	$700	—	$—	$1,717	$(131,482)	$524	$(128,541)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Genius Sports Limited

Condensed Consolidated Statements of Cash Flows

(Unaudited)

(In thousands)

	Nine Months Ended September 30,
	2021	2020
Cash Flows from operating activities:
Net loss	$(539,463)	$(16,843)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	41,936	25,400
Loss (gain) on disposal of assets	1	—
Stock-based compensation	451,943	—
Change in fair value of derivative warrant liabilities	49,319	—
Non-cash interest expense (income), net	2,630	4,977
Amortization of contract cost	591	450
Deferred income taxes	(505)	(3,171)
Loss (gain) on foreign currency remeasurement	(5,498)	1,874
Changes in assets and liabilities
Effect of business combinations	(23,596)	—
Accounts receivable, net	(15,302)	(5,004)
Contract asset	(5,950)	1,197
Prepaid expenses	(29,581)	(262)
Other current assets	537	(660)
Other assets	320	(2,515)
Accounts payable	1,245	(1,393)
Accrued expenses	368	7,339
Deferred revenue	6,621	6,199
Other current liabilities	4,530	1,014
Other liabilities	(844)	(954)

Net cash provided by (used in) operating activities	(60,698)	17,648
Cash flows from investing activities:
Purchases of property and equipment	(3,608)	(1,158)
Capitalization of internally developed software costs	(16,297)	(12,206)
Repayment of executive loan notes	4,738	—
Purchases of intangible assets	—	(1,296)
Acquisition of business, net of cash acquired	(104,942)	—
Proceeds from disposal of assets	156	25

Net cash used in investing activities	(119,953)	(14,635)
Cash flows from financing activities:
Proceeds from merger with dMY Technology Group, Inc. II	276,341	—
dMY Technology Group, Inc. II transaction costs	(24,828)	—
Capitalization of Genius equity issuance costs	(20,217)	—
PIPE financing, net of equity issuance costs	316,800	—
Issuance of common stock in connection with additional equity offering, net of equity issuance costs	254,774	—
Issuance of B shares	2	—
Preference shares payout and Incentive Securities Catch-Up Payment	(313,162)	—
Repayment of loans and mortgage	(96,959)	(17)
Proceeds from exercise of Public Warrants	16,292	—
Proceeds from shareholder deposits	—	92

Net cash provided by financing activities	409,043	75
Effect of exchange rate changes on cash	(5,935)	(2,430)
Net increase (decrease) in cash	222,457	658
Cash, beginning of period	11,781	8,228

Cash, end of period	$234,238	$8,886

Supplemental disclosure of cash activities:
Cash paid during the period for interest	$555	$822
Cash paid (received) during the period for income taxes	$3,209	$691
Supplemental disclosure of noncash investing and financing activities:
Preferred share accretion	$11,327	$23,620
Conversion of preference shares to common stock	$69,272	$—
Warrants acquired as part of merger with dMY Technology Group, Inc. II	$(84,664)	$—
Exercise of Private Placement Warrants	$65,876	$—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Note 1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Genius Sports Limited (the “Company” or “Genius”) is a non-cellular company limited by shares incorporated on October 21, 2020 under the laws of Guernsey. The Company was formed for the purpose of effectuating a merger pursuant to a definitive business combination agreement (“Business Combination Agreement”), dated October 27, 2020, by and among dMY Technology Group, Inc. II (“dMY”), Maven Topco Limited (“Maven Topco”), Maven Midco Limited, Galileo NewCo Limited, Genius Merger Sub, Inc., and dMY Sponsor II, LLC (the “Merger”). Upon the closing of the Merger on April 20, 2021 (the “Closing”), the Company changed its name from Galileo NewCo Limited to Genius Sports Limited. The Company’s ordinary shares and public warrants are currently listed on the New York Stock Exchange (“NYSE”) under the symbol “GENI” and “GENI WS”, respectively.

The Company is a provider of scalable, technology-led products and services to the sports, sports betting, and sports media industries. The Company is a data and technology company that enables consumer-facing businesses such as sports leagues, sportsbook operators and media companies to engage with their customers. The scope of the Company’s software bridges the entire sports data journey, from intuitive applications that enable accurate real-time data capture, to the creation and provision of in-game betting odds and digital content that helps the Company’s customers create engaging experiences for the ultimate end-users, who are primarily sports fans.

Basis of Presentation and Principles of Consolidation

The Merger was accounted for as a reverse capitalization in accordance with accounting principles accepted in the United States of America (“US GAAP”). The Merger was first accounted for as a capital reorganization whereby the Company was the successor to its predecessor Maven Topco. As a result of the first step described above, the existing shareholders of Maven Topco continued to retain control through ownership of the Company. The capital reorganization was immediately followed by the acquisition of dMY, which was accounted for within the scope of Accounting Standards Codification (“ASC”) 805, Business Combinations (“ASC 805”). Under this method of accounting, dMY was treated as the “acquired” company for financial reporting purposes. This determination was primarily based on post-combination relative voting rights, composition of the governing board, relative size of the pre-combination entities, and intent of the Merger. Accordingly, for accounting purposes, the Merger was treated as the equivalent of the Company issuing stock for the net assets of dMY, accompanied by a recapitalization. The net assets of dMY were stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Merger are those of legacy Maven Topco. Upon Closing, outstanding capital stock of legacy shareholders of Maven Topco was converted to the Company’s common stock, in an amount determined by application of the exchange ratio of 37.38624 (“Exchange Ratio”), which was based on Maven Topco’s implied price per share prior to the Merger. For periods prior to the Merger, the reported share and per share amounts have been retroactively converted by applying the Exchange Ratio.

The accompanying unaudited condensed consolidated financial statements are presented in conformity with US GAAP and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial reporting. Certain information and note disclosures normally included in the financial statements prepared in accordance with US GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements and accompanying notes thereto included in our Annual Report on Form 20-F for the year ended December 31, 2020. The condensed consolidated balance sheet as of December 31, 2020, included herein, was derived from the audited financial statements of the Company as of that date.

The unaudited condensed consolidated interim financial statements, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the Company’s financial position as of September 30, 2021, its results of operations, comprehensive loss and shareholders’ deficit for the three months and nine months ended September 30, 2021 and 2020, and its cash flows for the nine months ended September 30, 2021 and 2020. The results of the three months and nine months ended September 30, 2021 are not necessarily indicative of the results to be expected for the year ended December 31, 2021 or for any interim period or for any other future year.

The condensed consolidated financial statements include the accounts and operations of the Company, inclusive of its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Certain prior period amounts reported in our condensed consolidated financial statements and notes thereto have been reclassified to conform to current period presentation.

Stock-based Compensation

The Company records stock-based compensation in accordance with ASC 718, Compensation — Stock Compensation (“ASC 718”). The Company measures the cost of stock-based awards including restricted shares and stock options granted to employees and directors based on the grant date fair value of the awards. For stock-based awards subject only to service conditions, the Company recognizes compensation cost for these awards on a straight-line basis over the requisite service period. For stock-based awards subject to market conditions, the Company recognizes compensation cost on a tranche-by-tranche basis (the accelerated attribution method). The Company’s equity-classified non-employee awards are measured based on the grant date fair value of the awards and the Company recognizes compensation cost on a tranche-by-tranche basis. The Company elects to recognize the effect of forfeitures in the period they occur.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02 codified as ASC 842, Leases (“ASC 842”), which addresses the recognition and measurement of leases. Under the new guidance, for all leases (with the exception of short-term leases), at the commencement date, lessees will be required to recognize a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis, and a right-of-use (“ROU”) asset, which is an asset that represents the lessee’s right to control the use of a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. In July 2018, the FASB issued ASU 2018-11, Targeted Improvements – Leases (Topic 842). This update provides an alternative transition method that allows entities to elect to apply the standard prospectively at its effective date, versus recasting the prior periods presented. In June 2020, the FASB issued ASU 2020-05, deferring the effective date for one year for all other entities to annual periods beginning after December 15, 2021 and interim periods within annual periods beginning after December 15, 2022. The Company plans to adopt ASC 842 using the alternative transition method for our annual reporting period beginning on January 1, 2022. The qualitative and quantitative effects of adoption of ASC 842 are still being analyzed, and the Company is in the process of evaluating the full effect, including the total amount of both financing and operating leases, the new guidance will have on the condensed consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses of Financial Instruments, which, together with subsequent amendments, amends the requirement on the measurement and recognition of expected credit losses for financial assets held. ASU 2016-13 is effective for the Company beginning January 1, 2023, with early adoption permitted. The Company is currently in the process of evaluating the effects of this pronouncement on the Company’s financial statements and does not expect it to have a material impact on the Company’s condensed consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 is effective for the Company beginning January 1, 2022, with early adoption permitted. The Company is currently in the process of evaluating the effects of this pronouncement on the Company’s condensed consolidated financial statements and does not expect it to have a material impact on the consolidated financial statements.

Recently Adopted Accounting Guidance

In June 2018, the FASB issued ASU No. 2018-07, Compensation - Stock Compensation (Topic 718), to simplify the accounting for stock-based payments to non-employees by aligning it with the accounting for stock-based payments to employees, with certain exceptions. Under the new standard, equity-classified non-employee awards will be initially measured on the grant date and re-measured only upon modification, rather than at each reporting period. Measurement will be based on an estimate of the fair value of the equity instruments to be issued. Refer to Note 12 – Stock-based Compensation for the impact of the standard on the Company’s condensed consolidated financial statements, for non-employee stock compensation.

In August 2018, the FASB issued ASU 2018-15, Intangibles Goodwill and Other Internal-Use Software (Topic 350-40). This ASU addresses users’ accounting for implementation costs incurred in a cloud computing arrangement that is a service contract and also adds certain disclosure requirements related to implementation costs incurred for internal-use software and cloud computing arrangements. The amendment aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). ASU 2018-15 is effective for fiscal years beginning January 1, 2021. The amendments in this ASU can be applied either retrospectively or prospectively to all implementation costs incurred after the date of adoption. The Company adopted the standard and the adoption had no material impact on the Company’s condensed consolidated financial statements.

Note 2. Reverse Capitalization

On April 20, 2021, the Merger was consummated.

Pursuant to the Business Combination Agreement, at Closing, the Company underwent a pre-closing reorganization wherein all existing classes of shares of Maven Topco (except for certain preference shares which were redeemed and cancelled as part of the reorganization) were exchanged for newly issued ordinary shares of the Company (“Genius ordinary shares”). Additionally, solely with respect to the Incentive Securities (defined below in Note 12 – Stock-based Compensation) of Maven Topco that were unvested prior to such reorganization and because the holders of such shares executed and delivered support agreements agreeing to the vesting and restrictions provisions therein, such shares were exchanged for the Company’s restricted shares. See Note 12 – Stock-based Compensation.

Pursuant to the Business Combination Agreement, subject to the satisfaction or waiver of certain conditions set forth therein, the following has occurred: (a) dMY’s issued and outstanding shares of Class B shares have converted automatically on a one-for-one basis into Class A shares; and (b) Genius Merger Sub, Inc, a whole-owned subsidiary of the Company, has merged with and into dMY, with dMY continuing as the surviving company, as a result of which (i) dMY has become a wholly-owned subsidiary of the Company; (ii) each issued and outstanding unit of dMY, consisting of one Class A share and one-third of one warrant were automatically detached, (iii) each issued and outstanding Class A share was converted into the right to receive one Genius ordinary share; (iv) each issued and outstanding dMY warrant to purchase a share of dMY Class A common stock have become exercisable for one Genius ordinary share. Additionally, pursuant to the Business Combination Agreement, certain dMY shareholders exercised their right to redeem certain of their outstanding shares for cash, resulting in the redemption of 1,296 shares of dMY common stock for gross redemption payments of $12,966.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Concurrently with the execution of the Business Combination Agreement, a number of accredited and institutional investors (the “PIPE Investors”) subscribed to purchase an aggregate of 33,000,000 Genius ordinary shares, for a purchase price of $10.00 per share, for an aggregate purchase price of $330,000,000, to be issued immediately prior to or substantially concurrently with the Closing (the “PIPE Investment”). The PIPE Investment was also consummated on April 20, 2021.

The Merger was accounted for as a reverse capitalization in accordance with US GAAP. Under this method of accounting, dMY was treated as the “acquired” company for financial reporting purposes and the Merger was treated as the equivalent of the Company issuing stock for the net assets of dMY, accompanied by a recapitalization. See “Basis of Presentation and Principles of Consolidation” in Note 1 -– Description of Business and Summary of Significant Accounting Policies for further details. In connection with the Merger, the Company raised gross proceeds of $606.3 million including the contribution of $276.3 million of cash held in dMY’s trust account from its initial public offering and gross proceeds from PIPE Investment of $330 million less issuance costs of $13.2 million.

Pursuant to the Business Combination Agreement, with the proceeds raised, the Company paid for redemption of certain preference shares of Maven Topco of $292.7 million, repaid certain loans granted by Maven Topco of $96.9 million and made a catch-up payment of $15.7 million related to certain executive’s holdings of the Company’s Incentive Securities (net of proceeds from repayment of certain employee loan).

In connection with the Merger, the Company incurred direct and incremental transaction costs of approximately $20.2 million associated with equity issuance, consisting primarily of investment banking, legal, accounting and other professional fees, which were recorded to additional paid-in capital as a reduction of proceeds in the condensed consolidated statements of changes in temporary equity and shareholders’ deficit.

The number of Genius ordinary shares issued immediately following the consummation of the Merger was:

dMY Class A common stock outstanding prior to the Merger	27,600,000
Less: redemption of dMY shares	1,296

Genius ordinary shares issued to dMY Class A common stockholders	27,598,704
Genius ordinary shares issued to dMY Class B common stockholders	6,900,000
Genius ordinary shares issued to PIPE Investors	33,000,000

Total Genius ordinary shares issued in connection with the Merger and PIPE Investment	67,498,704
Genius ordinary shares converted from legacy Maven Topco shares(1)	100,137,777

Total Genius ordinary shares issued immediately after the Merger	167,636,481

(1)

Includes 79,587,346 Genius ordinary shares converted from existing classes of shares of Maven Topco and 20,550,431 Genius ordinary shares related to vested rollover Incentive Securities. See Note 12 – Stock-based Compensation for further details.

Note 3. Business Combinations

Second Spectrum Acquisition

On June 15, 2021, the Company acquired all outstanding equity interests in Second Spectrum, Inc (“Second Spectrum”) for a total consideration of $199.4 million including $116.1 million in cash and $83.3 million in equity. Second Spectrum is a leading provider of cutting-edge data tracking and visualization solutions that partners with elite football and basketball clubs, leagues, federations, and media organizations around the world. The financial results of Second Spectrum have been included in the Company’s condensed consolidated statements of operations statements since the acquisition date of June 15, 2021.

Consideration Transferred

The summary computation of consideration transferred is presented as follows (in thousands):

Consideration Transferred
Cash for outstanding Second Spectrum capital stock(1)	$112,606
Fair value of Genius Sports Limited common stock issued for outstanding Second Spectrum capital stock(2)	83,291
Cash for vested outstanding Second Spectrum equity awards(3)	3,490

Total consideration transferred	$199,387

(1)	Includes cash consideration paid to former Second Spectrum shareholders totaling $112.6 million
(2)	Represents the issuance of 4.7 million shares of the Company’s common stock at June 15, 2021 closing price of $17.74 per share to the former Second Spectrum shareholders
(3)

Includes $3.5 million cash settlement of Second Spectrum’s vested outstanding stock options as of June 15, 2021 associated with the pre-acquisition services provided by former Second Spectrum shareholders

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Preliminary Purchase Price Allocation

Fair values are based on management’s analysis including work performed by third party valuation specialists. The following table summarizes the fair value of assets acquired and liabilities assumed on the acquisition date of June 15, 2021, with the excess recorded as goodwill (in thousands):

Fair value of net assets acquired	As of June 15, 2021
Cash and cash equivalents	$43,865
Accounts receivables, net	1,126
Prepaid expenses	252
Other current assets	1
Property and equipment, net	5,187
Intangible assets, net	83,800
Other assets	167
Goodwill	102,482

Total assets acquired	$236,880

Accounts payable	273
Accrued expenses	13,961
Deferred revenue	6,670
Other current liabilities	454
Deferred tax liability	16,135

Total liabilities assumed	$37,493

Total consideration transferred	$199,387

The following table sets forth the components of identifiable intangible assets acquired and their weighted average useful lives by major class of intangible assets as of the acquisition date of June 15, 2021 (in thousands):

	Useful Lives	As of June 15, 2021
	(years)	(in thousands)
Technology	3	$50,000
Marketing products(1)	3 – 15	33,800

Total intangible assets acquired subject to amortization		$83,800

(1)	Includes customer relationships of $31.0 million with a useful life of 3 years and trademarks of $2.8 million with an useful life of 15 years

Goodwill is primarily attributed to expected growth in new contracted customer contracts, new technologies anticipated from the acquisition and the assembled workforce of Second Spectrum. The goodwill acquired will not generate amortization deductions for income tax purposes.

During the nine months ended September 30, 2021, the Company incurred transaction costs of $5.7 million in connection with the acquisition of Second Spectrum which was recorded in transaction expenses in the condensed consolidated statements of operations.

The Company’s condensed consolidated statements of operations for the three and nine months ended September 30, 2021 included revenue of $5.8 million and $6.4 million respectively and net loss of $6.6 million and $8.2 million respectively since the acquisition date of June 15, 2021.

Unaudited Pro Forma Information

The following unaudited pro forma financial information presents combined results of operations for the periods presented as if the acquisition of Second Spectrum had occurred on January 1, 2020 (in thousands):

	Three Months Ended September 30,
	2021	2020
Pro forma revenue	$69,136	$44,032
Pro forma net loss	(68,999)	(12,791)

	Nine Months Ended September 30,
	2021	2020
Pro forma revenue	$188,269	$117,302
Pro forma net loss	(536,209)	(62,632)

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

The unaudited pro forma financial information has been presented for illustrative purposes only and is not necessarily indicative of results of operations that would have been achieved had the acquisition taken place on the date indicated, or the future consolidated results of operations of the Company. The pro forma financial information presented above has been derived from the historical condensed consolidated financial statements of the Company and from the historical accounting records of Second Spectrum.

The unaudited pro forma results include certain pro forma adjustments to revenue and net loss that were directly attributable to the acquisition, assuming the acquisition had occurred on January 1, 2020, including the following:

(1)

Transaction costs of approximately $10.7 million are assumed to have occurred on January 1, 2020 and are recognized as if incurred in the first quarter of 2020. Of these transaction costs, $6.6 million are incurred by Second Spectrum and $4.1 million are incurred by the Company.

(2)

Payment of approximately $1.6 million related to the acceleration of Second Spectrum’s historical unvested stock options as a result of the acquisition is assumed to have occurred on January 1, 2020 and is recognized as if incurred in the first quarter of 2020.

FanHub Acquisition

On June 9, 2021, the Company acquired all outstanding equity interests in Fan Hub Media Holdings Pty Limited. (“FanHub”) for cash of approximately $13.2 million and equity of approximately $19.0 million. FanHub is a leading provider of free-to-play (F2P) games and fan engagement solutions and provides a suite of technology solutions built around three core service offerings: games, betting and social activation. The Company included the financial results of FanHub in the condensed consolidated financial statements from the date of the acquisition. The Company incurred transaction costs of $0.4 million in connection with the acquisition of FanHub which was recorded in transaction expenses in the condensed consolidated statements of operations. In allocating consideration transferred based on estimated fair values, the Company recorded $13.0 million of newly acquired intangible assets including Technology and Marketing Products and $20.5 million of goodwill. The goodwill is not deductible for U.S. income tax purposes. The acquisition was not material to the Company’s condensed consolidated financial statements.

Spirable Acquisition

On August 17, 2021, the Company acquired all outstanding equity interests in Photospire Limited (“Spirable”) for an aggregate consideration transferred of $43.5 million including cash, equity and contingent consideration of $27.2 million, $9.7 million and $6.6 million, respectively. Spirable, based in London, United Kingdom, is a leading creative performance platform that allows brands, agencies and rights holders to create, automate and optimize highly personalized content. The Company incurred transaction costs of $2.8 million in connection with the acquisition of Spirable which was recorded in transaction expenses in the consolidated statements of operations. In allocating consideration transferred based on estimated fair values, the Company recorded $13.8 million of newly acquired intangible assets including Technology and Marketing Products and $30.5 million of goodwill. The goodwill is not deductible for U.S. income tax purposes. The acquisition is not material to the Company’s condensed consolidated financial statements.

Changes in the carrying amount of goodwill for the periods presented in accompanying condensed consolidated financial statements are as follows (in thousands):

Balance as of December 31, 2020	$200,624
Goodwill acquired	153,492
Effect of currency translation remeasurement	(7,887)

Balance as of September 30, 2021	$346,229

For the nine months ended September 30, 2021, the carrying amount of goodwill increased by $20.5 million due to the FanHub acquisition, $102.5 million due to the Second Spectrum acquisition and $30.5 million due to the Spirable acquisition, respectively.

No impairment of goodwill was recognized for the three and nine months ended September 30, 2021.

Note 4. Revenue

Disaggregation of Revenues

Revenue by Major Product Group

The Company’s product offerings primarily deliver a service to a customer satisfied over time, and not at a point in time. Point in time revenues were immaterial for all periods presented in the condensed consolidated statements of operations. Revenue for the Company’s major product groups consists of the following (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Revenue by Product Group
Betting Technology, Content and Services	$43,644	$29,580	$123,272	$75,353
Sports Technology and Services	11,594	4,484	24,190	11,808
Media Technology, Content and Services	13,898	6,492	31,261	15,561

Total	$69,136	$40,556	$178,723	$102,722

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Revenue by Geographic Market

Geographical regions are determined based on the region in which the customer is headquartered or domiciled. Revenues by geographical market consists of the following (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Revenue by geographical market:
Europe	$46,024	$31,774	$127,761	$82,137
Americas	18,597	5,850	38,511	13,676
Rest of the world	4,515	2,932	12,451	6,909

Total	$69,136	$40,556	$178,723	$102,722

In the three months ended September 30, 2021, the United States, United Kingdom, Gibraltar and Malta represented 20%, 14%, 13% and 13% of total revenue, respectively. In the nine months ended September 30, 2021, Malta, the United States, Gibraltar and the United Kingdom represented 15%, 14%, 14% and 13% of total revenue, respectively. In the three months ended September 30, 2020, Malta, the United Kingdom and Gibraltar represented 16%, 15% and 14% of total revenue, respectively. In the nine months ended September 30, 2020, Malta, Gibraltar and the United Kingdom represented 16%, 15% and 14% of total revenue, respectively.

Revenues by Major Customers

No customers accounted for 10% or more of revenue in the three and nine months ended September 30, 2021 and 2020, respectively.

Remaining Performance Obligations

Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognized, which includes unearned revenue and unbilled amounts that will be recognized as revenue in future periods and excludes constrained variable consideration. The Company has excluded contracts with an original expected term of one year or less and variable consideration allocated entirely to wholly unsatisfied promises that form part of a single performance obligation from the disclosure of remaining performance obligations.

Revenue allocated to remaining performance obligations was $278.9 million as of September 30, 2021. The Company expects to recognize approximately 40% in revenue within one year, and the remainder in the next 13 – 119 months.

During the three and nine months ended September 30, 2021, the Company recognized revenue of $8.3 million and $23.4 million, respectively for variable consideration related to revenue share contracts for Betting Technology, Content and Services.

Contract Balances

The timing of revenue recognition may differ from the timing of invoicing to customers, and these timing differences result in receivables, contract assets, or contract liabilities (deferred revenue) on the Company’s condensed consolidated balance sheets. The Company records a contract asset when revenue is recognized prior to the right to invoice or deferred revenue when revenue is recognized subsequent to invoicing. Contract assets are transferred to receivables when the rights to invoice and receive payment become unconditional.

As of September 30, 2021, the Company had $15.8 million contract assets and $32.1 million of contract liabilities, recognized as deferred revenue. As of December 31, 2020, the Company had $10.1 million contract assets and $26.0 million of contract liabilities, recognized as deferred revenue.

The Company expects to recognize substantially all of the deferred revenue beginning balance within the next 12 months.

COVID-19

Due to COVID-19, sporting events were suspended, postponed or cancelled, resulting in service issues related to certain customer contracts for Betting Technology, Content and Services as there was a lack of available official sports data for higher-tiered sporting events, and customers entered into these contracts with the expectation they would have access to official sports data for higher-tiered sporting events. As a result, the Company entered into contract modifications with certain customers in the second and third quarter of 2020 to provide one-time discounts on fixed fees in connection with Betting Technology, Content & Services, as compensation for the service issues, resulting in a reduction in revenue in the periods impacted. While the Company did not experience any service issues as a result of COVID-19 for the three and nine months ended September 30, 2021, the extent of the ongoing and future effects of COVID-19 on the Company’s business is uncertain.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Note 5. Accounts Receivable, net

As of September 30, 2021, accounts receivables, net consisted of accounts receivable of $40.3 million less allowance for doubtful accounts of $0.9 million. As of December 31, 2020, accounts receivables, net consisted of accounts receivable of $26.1 million less allowance for doubtful accounts of $1.3 million.

Note 6. Intangible Assets, net

Intangible assets subject to amortization as of September 30, 2021 consist of the following (in thousands, except years):

	Weighted Average Remaining Useful Lives	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(years)
Data rights	7	$71,007	$21,750	$49,257
Marketing products	7	62,575	9,287	53,288
Technology	3	112,224	48,316	63,908
Capitalized software	2	59,745	29,879	29,866

Total intangible assets		$305,551	$109,232	$196,319

Intangible assets subject to amortization as of December 31, 2020 consist of the following (in thousands, except years):

	Weighted Average Remaining Useful Lives	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(years)
Data rights	8	$71,797	$16,621	$55,176
Marketing products	12	24,757	4,548	20,209
Technology	1	44,720	32,625	12,095
Capitalized software	2	44,374	17,312	27,062

Total intangible assets		$185,648	$71,106	$114,542

Amortization expense was $18.3 million and $8.6 million for the three months ended September 30, 2021 and 2020 respectively. Amortization expense was $39.9 million and $24.2 million for the nine months ended September 30, 2021 and 2020 respectively.

Note 7. Other Assets

Other assets (current and long-term) as of September 30, 2021 and December 31, 2020 are as follows (in thousands):

	September 30,	December 31,
	2021	2020
Other current assets:
Non-trade receivables	$10,803	$3,448
Deferred offering costs	—	2,093
Executive note receivable	—	4,659
Inventory	644	384

Total other current assets	$11,447	$10,584

Other assets:
Security deposit	$3,766	$3,622
Corporate tax receivable	1,353	1,256
Sales tax receivable	1,801	3,042
Contract costs	1,553	1,576

Total other assets	$8,473	$9,496

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Note 8. Debt

The following table summarizes outstanding debt balances as of September 30, 2021 and December 31, 2020 (in thousands):

Instrument	Date of Issuance	Maturity Date	Effective interest rate	September 30, 2021	December 31, 2020
Investor Loan Notes	September 2018 to December 2019	April 2021	10%	$—	$82,631
Data Project Srl Mortgage	December 2010	December 2025	1%	95	116
Related party loan	December 2020	April 2021	4%	—	10,248

				$95	$92,995
Less current portion of debt				(23)	(10,272)

Non-current portion of debt				$72	$82,723

Investor Loan Notes

On September 7, 2018, the Company issued to Maven TopHoldings SARL, a subsidiary of a fund advised by Apax and other shareholders $56.2 million aggregate principal amount of unsecured investor loan notes with interest of 10% per annum and $5.2 million aggregate principal amount of unsecured manager loan notes with interest at 10% per annum (collectively the “Investor Loan Notes”). During September and December 2019, supplemental deeds to the Investor Loan Notes were entered into by the Company, providing for the issuance of additional Investor Loan Notes with an aggregate principal amount of $1.4 million. See Note 16 – Related Party Transactions. The Company repaid the Investor Loan Notes in full upon the consummation of the Merger.

Data Project Srl Mortgage

On December 1, 2010, Genius Sports entered into a loan agreement in Euros for the equivalent of $0.3 million to be paid in accordance with the quarterly floating rate amortization schedule over the course of the loan.

Related Party Loan

On December 8, 2020, certain investment funds affiliated with Apax entered into a loan agreement with a subsidiary of the Company (the “Related Party Loan”) for an aggregate amount of $10.0 million in order to fund cash consideration payable with respect to acquisition of business, properties or assets, as well as to fund general corporate expenses, including working capital. The Related Party Loan carries an interest rate of 4.00% per annum. See Note 16 – Related Party Transactions. The Company repaid the Related Party Loan in full upon the consummation of the Merger.

Secured Overdraft Facility

The Company has access to short-term borrowings and lines of credit. The Company’s main facility is a secured overdraft facility with Barclays Bank PLC, which incurs a variable interest rate of 4.00% over the Bank of England rate. As of September 30, 2021 and December 31, 2020, the Company had no outstanding borrowings under its lines of credit.

As of September 30, 2021 and December 31, 2020, the Company was in compliance with all applicable covenants related to its indebtedness.

Interest Expense

Interest expense was $0.2 million and $2.0 million for the three months ended September 30, 2021 and 2020 respectively. Interest expense was $3.2 million and $5.9 million for the nine months ended September 30, 2021 and 2020 respectively.

Debt Maturities

Expected future payments for all borrowings as of September 30, 2021 are as follows:

Fiscal Period:	(in thousands)
2021 (remainder)	$6
2022	23
2023	23
2024	24
2025	19
Thereafter	—

Total payment outstanding	$95

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Note 9. Derivative Warrant Liabilities

As part of dMY’s initial public offering (“IPO”) in 2020, dMY issued 9,200,000 warrants to third party investors, and each whole warrant entitles the holder to purchase one share of the Company’s Class A common stock at an exercise price of $11.50 per share (the “Public Warrants”). Simultaneously with the closing of the IPO, dMY completed the private sale of 5,013,333 warrants to dMY’s sponsor (“Private Placement Warrants”) and each Private Placement Warrant allows the sponsor to purchase one share of the Company’s Class A common stock at $11.50 per share.

Public Warrants may only be exercised for a whole number of shares. No fractional Public Warrants will be issued upon separation of the units and only whole Public Warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the IPO. The Public Warrants have an exercise price of $11.50 per share, subject to adjustments and will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation. In the three months ended September 30, 2021, 1,530,346 Public Warrants were exercised at a price of $11.50 per share, resulting in proceeds of $17.6 million (of which $1.3 million is included in Other current assets in the condensed consolidated balance sheets as of September 30, 2021), and the issuance of 1,530,346 shares of Common Stock. As of September 30, 2021, 7,669,626 Public Warrants remained outstanding.

The Private Placement Warrants are identical to the Public Warrants, except that the Private Placement Warrants and the shares of common stock issuable upon the exercise of the Private Placement Warrants are not transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants are non-redeemable so long as they are held by the Sponsor or its permitted transferees. If the Private Placement Warrants are held by someone other than the sponsor or its permitted transferees, the Private Placement Warrants are redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants. On September 15, 2021, the Private Placement Warrants were exercised in full on a cashless basis, resulting in the issuance of 2,282,759 shares of Common Stock. None of the Private Placement Warrants remain outstanding as of September 30, 2021.

The Company accounts for Public Warrants and Private Placement Warrants as liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in FASB ASC 480, Distinguishing Liabilities from Equity (ASC 480) and ASC 815, Derivatives and Hedging (ASC 815). Specifically, the Public and Private Placement Warrants meet the definition of a derivative but do not qualify for an exception from derivative accounting since the warrants are not indexed to the Company’s stock and therefore, are precluded from equity classification. Since the Public and Private Placement Warrants meet the definition of a derivative under ASC 815, the Company recorded these warrants as liabilities on the balance sheet at fair value upon the closing of the Merger, with subsequent changes in their respective fair values recognized in the consolidated statement of operations. For the three and nine months ended September 30, 2021, a loss of $10.5 million and $49.3 million was recognized from the change in fair value of the Public and Private Placement Warrants in the Company’s condensed consolidated statements of operations, respectively.

Note 10. Other Liabilities

Other liabilities (current and long-term) as of September 30, 2021 and December 31, 2020 are as follows (in thousands):

	September 30,	December 31,
	2021	2020
Other current liabilities:
Other payables	$5,167	$3,576
Deferred consideration	6,245	—
Contingent consideration	1,531	138

Total other current liabilities	$12,943	$3,714

Other liabilities:
Deferred consideration	$2,444	$—
Contingent consideration	7,237	2,164
Incentive securities	—	1,425

Total other liabilities	$9,681	$3,589

Note 11. Loss Per Share

The Company uses the two-class method to calculate net loss per share and apply the more dilutive of the two-class method, treasury stock method or if-converted method to calculate diluted net loss per share. Undistributed earnings for each period are allocated to participating securities, based on the contractual participation rights of the security to share in the current earnings as if all current period earnings had been distributed. As there is no contractual obligation for Preference Shares outstanding in the periods to share in losses, the Company’s basic net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average shares of common stock outstanding during periods with undistributed losses. Additionally, the B Shares, issued in connection with the License Agreement (defined below), are not included in the loss per share calculations below as they are non-participating securities with no rights to dividends or distributions. Diluted net loss per share attributable to common stockholders is computed by giving effect to all potentially dilutive securities. Basic and diluted net loss per share attributable to common stockholders was the same for all periods presented as the inclusion of all potentially dilutive securities outstanding was anti-dilutive.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

The computation of loss per share and weighted average shares of the Company’s common stock outstanding for the three months and nine months ended September 30, 2021 and 2020 is as follows (in thousands except share and per share data):

	Three months ended September 30,
	2021	2020
Net loss attributable to common stockholders – basic and diluted	$(69,977)	$(1,813)
Basic and diluted weighted average common stock outstanding	188,866,430	70,040,242

Loss per share attributable to common stockholders – basic and diluted	$(0.37)	$(0.03)

	Nine months ended September 30,
	2021	2020
Net loss attributable to common stockholders – basic and diluted	$(539,463)	$(16,843)
Basic and diluted weighted average common stock outstanding	137,022,447	70,040,242

Loss per share attributable to common stockholders – basic and diluted	$(3.94)	$(0.24)

The shares and net loss per common share, prior to the Business Combination, have been retroactively restated as shares reflecting the Exchange Ratio of approximately 37.38624 shares of the Company per one share of Maven Topco as established in the Merger.

The following table presents the potentially dilutive securities that were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented because including them would have been antidilutive:

	Three and Nine Months ended September 30,
	2021	2020
Stock options to purchase common stock	445,868	—
Unvested restricted shares	10,778,703	—
Public Warrants to purchase common stock	7,669,626	—
Warrants issued to NFL to purchase common stock	18,500,000	—
Preference shares	—	218,561,319
Incentive Securities	—	31,168,684

Total	37,394,197	249,730,003

Note 12. Stock-based Compensation

Restricted Shares

2021 Restricted Share Plan

On October 27, 2020, in anticipation of the Merger, the Board of Directors approved a Management Equity Term Sheet (“Term Sheet”) which modified the terms of Maven Topco’s legacy Incentive Securities (defined below) and allowed for any unvested Incentive Securities at Closing to be converted to restricted shares under the 2021 Restricted Share Plan, using the Exchange Ratio established during the Merger. See Note 2 – Reverse Capitalization.

Specifically, historical unvested Class B and Class C Incentive Securities were converted to restricted shares subject only to service conditions (“Time-Vesting Restricted Shares”) and subject to graded vesting over four years. Historical Class D unvested Incentive Securities were converted to restricted shares with service and market conditions (“Performance-Vesting Restricted Shares”), subject to graded vesting over three years based on a market condition related to volume weighted average trading price performance of the Company’s common stock.

The Company determined that a modification to the terms of Maven Topco’s legacy Incentive Securities occurred on October 27, 2020 (“October Modification”) because the Company removed the Bad Leaver provision (discussed below in “Incentive Securities” section) for vested awards, contingent upon the Closing, representing a change in vesting conditions. The Company further determined that another modification occurred on April 20, 2021 (“April Modification”) since the Incentive Securities, which are private company awards, were exchanged for restricted shares, which are public company awards, representing a change in vesting conditions.

No compensation cost was recognized as a result of the October Modification because the awards were improbable of vesting both before and after the modification date as of October 27, 2020. Upon Closing, the Company recognized total compensation cost of $183.2 million to account for the vesting of the historical Incentive Securities upon removal of the Bad Leaver provision. The Company measured the awards based on their fair values as of October 27, 2020, which is considered to be the grant date fair value of the awards, adjusted for any incremental compensation cost resulting from the April Modification, which is determined to be immaterial.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

The estimated October Modification date fair values of the Company’s restricted shares under the 2021 Restricted Shares Plan were calculated based on the following assumptions:

Common share and equivalents price - marketable (1)	$10.26
Discount for lack of marketability (“DLOM”) (2)	16.0%
*Term (3)	4.5	years
*Volatility (4)	83.3%
*Risk-free rate (5)	0.3%

(1)	Represents the publicly traded common stock price of dMY as of the modification date on October 27, 2020
(2)

Represents the discount for lack of marketability of the historical Incentive Securities as of the modification date on October 27, 2020 (subsequently converted to restricted shares upon Closing), calculated using the Finnerty Method

(3)	Represents the sum of the expected term from the modification date to Closing (6 months) and the vesting period of 4 years for Performance-Vesting Restricted Shares
(4)	Calculated based on comparable companies’ historical volatilities over a matching term of 4.5 years
(5)	Based on the U.S. Constant Maturity Treasury yield curve as of the modification date over a matching term of 4.5 years
*	Only used to estimate the modification date fair value of historical Class D Incentive Securities (subsequently converted to Performance-Vesting Restricted Shares) under Monte Carlo simulations

Second Spectrum Restricted Shares

On June 15, 2021, as part of the Company’s acquisition of Second Spectrum (See Note 3 – Business Combinations), the Company granted 518,706 restricted shares to the founders of Second Spectrum, with 50% to be vested on December 31, 2021 and 2022 (“Second Spectrum Restricted Shares”). The grant date fair value of the Second Spectrum Restricted Shares is estimated to be equal to the closing price of the Company’s common stock of $17.74 as of the grant date on June 15, 2021.

A summary of the Company’s overall restricted shares activities for the nine months ended September 30, 2021 is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value per Share
Unvested restricted shares as of December 31, 2020	—
Granted	10,995,112	$8.70
Vested	(216,409)	$8.62

Unvested restricted shares as of September 30, 2021	10,778,703	$8.70

The compensation cost recognized for the restricted shares during the three months ended September 30, 2021 and 2020 were $14.6 million and zero, respectively. The compensation cost recognized for the restricted shares during the nine months ended September 30, 2021 and 2020 were $230.1 million and zero, respectively.

As of September 30, 2021, total unrecognized compensation cost related to the restricted shares was $64.4 million and is expected to be recognized over a weighted-average service period of 1.4 years.

Stock Options

2021 Option Plan

On April 20, 2021 (“Grant Date”), as part of the Merger, the Board of Directors adopted the 2021 Option Plan and granted employees options to purchase the Company’s common stock via an employee benefit trust including 1) options which shall immediately vest upon Closing (“Immediate-Vesting Options”), 2) options subject only to service conditions (“Time-Vesting Options”) and 3) options with service and market conditions (“Performance-Vesting Options”). Immediate-Vesting Options became fully vested and exercisable immediately following the Closing, which aligns with the Grant Date. Time-Vesting Options are subject to graded vesting over the four years following the Grant Date. Performance-Vesting Options are subject to graded vesting over the three years from the Grant Date, subject to a market condition related to volume weighted average trading price performance of the Company’s common stock.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

The estimated Grant Date fair value of the Company’s options under the 2021 Option Plan was calculated using a combination of the Black Scholes Option Pricing Model and Monte Carlo simulations based on the following assumptions:

Time to maturity (1)	5.0	years
Common stock price (2)	$16.21
Volatility (3)	90.1%
Risk-free rate (4)	0.8%
Strike price (1)	$10.00
Dividend yield (5)	0.0%

(1)	Based on contractual terms
(2)	Represents the publicly traded common stock price as of the Grant Date
(3)	Calculated based on comparable companies’ historical volatilities over a matching term of 5 years
(4)	Based on the U.S. Constant Maturity Treasury yield curve as of the valuation date over a matching term over 5 years
(5)	Assumes a dividend yield of zero as the Company has no plans to declare dividends in the foreseeable future

A summary of the Company’s options activity for the nine months ended September 30, 2021 is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
			(in years)	(in thousands)
Outstanding as of December 31, 2020	—
Granted	445,868	$10.00

Outstanding as of September 30, 2021	445,868	$10.00	4.56	$3,861

Exercisable as of September 30, 2021	58,053

Unvested as of September, 30, 2021	387,815

The compensation cost recognized for options during the three and nine months ended September 30, 2021 was $0.4 million and $1.1 million respectively. The weighted-average grant date fair value per share of options granted during the nine months ended September 30, 2021 was $10.10. The total fair value of options that vested during the three and nine months ended September 30, 2021 was nil and $0.5 million respectively.

As of September 30, 2021, the Company had $3.4 million of unrecognized stock-based compensation expense related to the stock options. This cost is expected to be recognized over a weighted-average period of 3.33 years.

NFL Warrants

On April 1, 2021, the Company entered into a new multi-year strategic partnership with NFL Enterprises LLC (“NFL”) (the “License Agreement”). Under the terms of the License Agreement, the Company obtains the right to serve as the worldwide exclusive distributor of NFL official data to the global regulated sports betting market, the worldwide exclusive distributor of NFL official data to the global media market, the NFL’s exclusive international distributor of live digital video to the regulated sports betting market (outside of the United States where permitted), and the NFL’s exclusive sports betting and i-gaming advertising partner. The License Agreement contemplates a six-year period (the “Term”), with an initial four-year period commencing April 1, 2021 and years five and six renewable by NFL in one year increments. Pursuant to the License Agreement, the Company, agreed to issue the NFL an aggregate of up to 18,500,000 warrants and 2,000,000 additional warrants for each annual extension, with each warrant entitling NFL to purchase one ordinary share of the Company for an exercise price of $0.01 per warrant share. The warrants will be subject to vesting over the six-year Term. Additionally, each warrant is issued with one share of redeemable B Share with a par value of $0.0001. The B Shares, which are not separable from the warrants, are voting only shares with no economic rights to dividends or distributions. Pursuant to the License Agreement, when the warrants are exercised, the Company shall purchase or, at its discretion, redeem at the par value an equivalent number of B Shares, and any such purchased or redeemed B Shares shall thereafter be cancelled.

The Company accounts for the License Agreement as an executory contract for the ongoing Data Feeds and the warrants will be accounted for as share-based payments to non-employees. The awards are measured at grant date fair value when all key terms and conditions are understood by both parties, including for unvested awards and are expensed over the term to align with the data services to be provided over the periods.

The grant date fair value of the warrants is estimated to be equal to the closing price of dMY’s common stock of $15.63, as of the grant date on April, 1, 2021. The Company used dMY’s stock price to approximate the fair value of the Company as the grant date was before the Merger was consummated.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

A summary of the Company’s warrants activity for the nine months ended September 30, 2021 is as follows:

	Number of Warrants	Weighted Averaged Exercise Price
Outstanding as of December 31, 2020	—
Issued	18,500,000	$0.01

Outstanding as of September 30, 2021	18,500,000

The cost recognized for the warrants during the three and nine months ended September 30, 2021 was $22.5 million and $220.8 million respectively. As of September 30, 2021, the Company had $68.4 million of unrecognized stock-based compensation expense related to the warrants. The warrants vest over a three year period and the cost is expected to be recognized over a weighted-average period of 1.01 years. 11,250,000 warrants were vested in the nine months ended September 30, 2021.

Incentive Securities

Prior to the Merger, the Company maintained an equity incentive arrangement providing employees options to purchase historical Maven Topco’s common stock (the “Incentive Securities”) consisting of B Ordinary Shares (“Class B Incentive Securities”), C Ordinary Shares, C1 Ordinary Shares, C2 Ordinary Shares (collectively, “Class C Incentive Securities”), D1 Ordinary Shares, and D2 Ordinary Shares (collectively, “Class D Incentive Securities”), with each share having a par value of $0.01, except for the Class C Incentive Securities, which had a par value of $0.21. In connection with the Merger, any Incentive Securities that remained unvested immediately prior to the Closing were exchanged for restricted shares issued under the 2021 Restricted Share Plan (discussed above in “2021 Restricted Shares Plan” section).

Pursuant to the Business Combination Agreement, a catch-up payment of $20.4 million was made to the holders of Class B Incentive Securities (“Incentive Securities Catch-Up Payment”) in relation to their rights to distribution upon liquidation events as contemplated in Maven Topco’s Articles of Incorporation. The Incentive Securities Catch-Up Payment was recognized as stock-based compensation expense upon Closing.

Based on the forfeiture provisions discussed below, although the Incentive Securities were legally issued, they were not considered outstanding from an accounting perspective.

The Incentive Securities were subject to a repurchase feature, which in most instances was essentially a forfeiture provision. The Company had a call option to any or all of the Incentive Securities and the call option price depended on whether the Incentive Securities holder who left the Company was classified as a “Good Leaver” or a “Bad Leaver”. The repurchase price for a Good Leaver’s vested Incentive Securities was the fair value of the vested Incentive Securities. The repurchase price for any Bad Leaver’s Incentive Securities, and any Incentive Securities a Good Leaver held which remained unvested, was the lower of fair value or the original cost, akin to a forfeiture provision.

Outside of retirement from the Company at the statutory retirement age and any other circumstance in which the Company’s remuneration committee exercised its discretion to deem an individual to be a Good Leaver, any voluntary termination by a holder of Incentive Securities would entitle the Company to require the forfeiture of the Incentive Securities. The Company determined that it was not probable that any participants would reach the statutory retirement age while employed by the Company. Due to the repurchase feature, the Company estimated that holders of Incentive Securities would forfeit all of their Incentive Securities. As such, the Company did not recognize any compensation cost for the Incentive Securities for the period from January 1, 2021 to the Closing on April 20, 2021 and for the three and nine months ended September 30, 2020.

As the stated vesting provisions for the Incentive Securities were deemed non-substantive for accounting purposes any payments made by employees to purchase the Incentive Securities were recorded by the Company as deposit liabilities. Should any of the awards vest, the deposit would be reclassified to equity and the requisite cost would be recognized. The balance of deposit liabilities as of September 30, 2021 and December 31, 2020 is zero and $1.4 million, respectively.

There were no Incentive Securities granted during the period from January 1, 2021 to April 20, 2021. On April 20, 2021, all Incentive Securities were converted to restricted shares pursuant to the Business Combination Agreement. There were no Incentive Securities outstanding as of September 30, 2021.

A summary of the Company’s Incentive Securities activity for the nine months ended September 30, 2021 is as follows (awards outstanding are recalculated based on the Exchange Ratio established during the Merger as the result of the reverse capitalization. See Note 2 – Reverse Capitalization for details):

	Awards Outstanding	Weighted Averaged Exercise Price	Aggregate Intrinsic Value
			(in thousands)
Unvested awards December 31, 2020	31,168,684	$1.60	$16,243
Converted	(31,168,684)	$1.39

Outstanding as of September 30, 2021	—		$—

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Stock-based Compensation Summary

The Company’s total stock-based compensation expense was summarized as follows (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Cost of revenue	$22,494	$—	$221,028	$—
Sales and marketing	521	—	2,922	—
Research and development	728	—	2,948	—
General and administrative	13,695	—	225,045	—

Total	$37,438	$—	$451,943	$—

Note 13. Fair Value

The Company uses valuation approaches that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•

Level 2 inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•

Level 3 inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The Public Warrants are classified as Level 1 financial instruments. The fair value of Public Warrants have been measured based on the listed market price of such warrants.

The Private Placement Warrants are classified as Level 3 financial instruments. The Company estimated the fair value of the Private Placement Warrants using a Black Scholes Pricing Model. Inherent in a Black Scholes Pricing Model are assumptions related to expected stock-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its common stock warrants based on implied volatility from the Company’s traded warrants and from historical volatility of select peer company’s common stock that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero.

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of September 30, 2021 (in thousands):

	Level 1	Level 2	Level 3	Total
Description
Liabilities:
Public Warrants	$54,761	$—	$—	$54,761
Contingent Consideration	—	—	8,768	8,768

Total liabilities	$54,761	$—	$8,768	$63,529

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

The following assumptions were used for the valuation of the Private Placement Warrants as of September 15, 2021 (the exercise date) and April 20, 2021:

	As of September 15, 2021		As of April 20, 2021
Exercise price	$11.50		$11.50
Stock price	$20.05		$16.21
Volatility	65.90%		26.60%
Term	4.60	years	5.00	years
Risk-free rate	0.73%		0.82%
Dividend yield	0.00%		0.00%

The change in the fair value of the derivative warrant liabilities (Public Warrants and Private Placement Warrants) from April 20, 2021 to September 30, 2021 is summarized as follows (in thousands):

	Public Warrants	Private Placement Warrants	Total
Initial measurement at April 20, 2021	$52,638	$32,026	$84,664
Change in fair value	15,174	34,145	49,319
Exercise of warrants	(12,920)	(65,876)	(78,796)
Foreign currency translation adjustments	(131)	(295)	(426)

Derivative warrant liabilities at September 30, 2021	$54,761	$—	$54,761

Contingent considerations are classified as Level 3 financial instruments because the fair value of the contingent considerations is determined based on significant unobservable inputs including discount rate, estimated revenue of the acquired business, and estimated probabilities of achieving specified technology development and operational milestones. Significant judgment is employed in determining the appropriateness of the inputs described above. Changes to the inputs could have a material impact on the company’s financial position and results of operations in any given period.

The change in the fair value of the contingent consideration is summarized as follows (in thousands):

2021
Beginning balance – January 1	$2,302
Additions (1)	6,615
Foreign currency translation adjustments	(149)

Ending balance – September 30	$8,768

(1)

Additions during the nine months ended September 30, 2021 represent contingent consideration liabilities arising from the Spirable acquisition (refer to Note 3 – Business Combinations) in the third quarter of 2021.

With the respect to the contingent consideration obligation arising from the Spirable acquisition, the Company estimates the fair value at each subsequent reporting period using a probability weighted discounted cash flow model for contingent milestone payments and Monte Carlo simulation for contingent revenue payments.

As of September 30, 2021, the Company had no transfers between levels of the fair value hierarchy of its assets or liabilities measured at fair value.

Note 14. Income Taxes

The Company had an income tax benefit of $0.5 million and $0.2 million, relative to pre-tax loss of $70.5 million and $2.0 million for the three months ended September 30, 2021 and 2020 respectively.

The Company had an income tax benefit of $0.4 million and $3.2 million, relative to pre-tax loss of $539.8 million and $20.0 million for the nine months ended September 30, 2021 and 2020 respectively.

As of September 30, 2021, the Company had no unrecognized tax benefits.

Note 15. Commitments and Contingencies

Leases

The Company leases office space under various non-cancellable operating leases expiring at various dates through August 10, 2025. The Company also leases miscellaneous office equipment and vehicles under noncancelable operating leases. Rent expenses related to operating leases were $1.1 million and $0.4 million for the three months ended September 30, 2021 and 2020 respectively and $3.4 million and $3.2 million for the nine months ended September 30, 2021 and 2020 respectively. The Company also subleases certain property under operating leases. Sublease income for all periods presented was immaterial.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

As of September 30, 2021, future minimum rental payments under noncancelable operating leases are as follows (in thousands):

(in thousands)
2021 (Remaining)	$1,968
2022	6,263
2023	5,283
2024	4,115
2025	1,173
Thereafter	—

Total	$18,802

Sports Data License Agreements

The Company enters into certain license agreements with sports federations and leagues primarily for the right to supply data and/or live video feeds to the betting industry. These license agreements may include rights to live and past game data, live videos and marketing rights. The license agreements entered into by the Company are complex and deviate in the specific rights granted, but are generally for a fixed period of time, with payments typically made in installments over the length of the contract. As of September 30, 2021, future minimum commitments under the Company’s data rights license agreements accounted for as executory contracts are as follows (in thousands):

(in thousands)
2021 (Remaining)	$24,467
2022	114,624
2023	136,328
2024	127,882
2025	14,765
Thereafter	39,845

Total	$457,911

Purchase Obligations

The Company purchases goods and services from vendors in the ordinary course of business. Purchase obligations are defined as agreements that are enforceable and legally binding and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum, or variable price provisions, and the approximate timing of the transaction. The Company’s long-term purchase obligations primarily include service contracts related to cloud-based hosting arrangements. Total purchase obligations under these services contracts are $13.8 million as of September 30, 2021, with approximately $6.6 million due within a year and the remaining amounts due by 2025.

General Litigation

From time to time, the Company is or may become subject to various legal proceedings arising in the ordinary course of business, including proceedings initiated by users, other entities, or regulatory bodies. Estimated liabilities are recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many instances, the Company is unable to determine whether a loss is probable or to reasonably estimate the amount of such a loss and, therefore, the potential future losses arising from a matter may differ from the amount of estimated liabilities the Company has recorded in the condensed consolidated financial statements covering these matters. The Company reviews its estimates periodically and makes adjustments to reflect negotiations, estimated settlements, rulings, advice of legal counsel, and other information and events pertaining to a particular matter.

Couchmans LLP Settlement

An agreement was signed on February 25, 2014 with Couchmans LLP and Couchmans Data Services Limited (together “Claimants”) for the supply of basketball data to Betgenius, Ltd. (“Betgenius”) in exchange for revenue share payments. On February 9, 2017 Betgenius received notice from Travers Smith LLP, the legal counsel to the Claimants, regarding an alleged breach of contract. On April 30, 2019, a settlement agreement was signed with the Claimants in relation to the non-payment of revenue shares owed to the Claimants by the Company from the signed 2014 agreement. Per the terms of the settlement agreement, the Company would pay a sum totaling $1.4 million to the Claimants, due in tranches. The Company paid its final tranche of approximately $0.1 million in the first quarter of 2020.

BetConstruct Litigation

On September 6, 2019, the Company sent a letter to Soft Construct (Malta) Limited (d/b/a BetConstruct) (“BetConstruct”) stating that BetConstruct has infringed on the Company’s database rights by copying and using the contents of the Company’s databases. In March 2020, the Company filed a claim against BetConstruct and its affiliates, Royal Panda Limited and Vivaro

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Limited, in the High Court of England and Wales with respect to their infringement of the Company’s database rights. The Company is seeking injunctive and monetary relief against BetConstruct in connection with the alleged infringement. The claim has been amended to address the effects of Brexit. BetConstruct, having filed a defense, has now filed an amended defense and issued a counterclaim relating to competition law. Procedural steps in relation to the amended claim and amended defense and counterclaim on-going. Future timetable to be agreed. This litigation is currently on-going and the Company can provide no assurances regarding the outcome of these proceedings and the impact that they may have on the Company’s business or reputation.

Sportradar Litigation

On February 28, 2020, Sportradar AG and Sportradar UK Limited (collectively, “Sportradar”) filed a claim with the Registrar of the Competition Appeal Tribunal (“CAT”) against Football DataCo Limited (“Football DataCo”), Betgenius Limited (“Betgenius”), a subsidiary of the Company, and the Company. Sportradar is claiming that the Company has breached Article 101 of the Treaty on the Functioning of the European Union and Chapter I of the Competition Act 1998 in connection with the Company’s exclusive official live data agreement (the “Football DataCo Agreement”) with Football DataCo.

Sportradar is seeking injunctive and monetary relief against the Company and Football DataCo in connection with the Football DataCo Agreement. The Company is currently defending the claim and Football DataCo (supported by the Company) made an application to transfer the claim from the Competition Appeal Tribunal to the U.K. High Court on June 29, 2020. In addition, the Company and Football DataCo have issued claims against Sportradar for matters including conspiracy to injure by unlawful means and breach of confidence in relation to Sportradar’s unauthorized data collection activities at football club grounds where the Company has an exclusive right to collect official live data, which will be heard in the U.K. High Court (the foregoing litigation, the “Sportradar Litigation”), and seeks injunctive and monetary relief pursuant to such claims. A defense has been filed and served. Single trial listed to take place in autumn 2022. The outcome of the litigation is uncertain, and therefore, the Company is unable to estimate the possible loss or range of loss that could result from an unfavorable outcome. This litigation is currently on-going and the Company can provide no assurances regarding the outcome of these proceedings and the impact that they may have on the Company’s business or reputation.

Bank Letters of Credit

In the normal course of business, the Company provides standby letters of credit or other guarantee instruments to certain parties initiated by either the Company or its subsidiaries. The Company has bank guarantees with Barclays Bank PLC totaling approximately $40.4 million outstanding as of September 30, 2021.

The Company has not recorded any liability in connection with these bank guarantee arrangements. Based on historical experience and information currently available, the Company does not believe it will be required to make any payments under the bank guarantee arrangements. The Company has recorded $0.2 million and $0.2 million in interest expense in the three months ended September 30, 2021 and 2020, respectively. The Company has recorded $0.6 million and $0.6 million in interest expense in the nine months ended September 30, 2021 and 2020, respectively.

Note 16. Related Party Transactions

The Company extended a $4.1 million loan to one of its executives on September 7, 2018. The executive notes receivable carried a 2.5% annual interest rate and was a full-recourse loan. As of December 31, 2020, the outstanding balance on the loan receivable, inclusive of interest, was $4.7 million. On April 20, 2021 upon the successful consummation of the Merger the Company made a catch-up payment of $15.7 million related to certain executive’s holdings of the Company’s Incentive Securities (net of proceeds from repayment of certain employee loan).

On September 7, 2018, during September and December of 2019, the Company issued investor loan notes to Apax and other shareholders. On December 8, 2020, certain investment funds affiliated with Apax entered into a Related Party Loan agreement with a subsidiary of the Company. The Company repaid the investor loan notes and the Related Party Loan in full upon the consummation of the Merger. See Note 8 – Debt.

The Company made payments of $9.7 million and $2.0 million to Oakvale Capital in respect to success fees relating to the Merger and acquisition of Second Spectrum respectively for the nine months ended September 30, 2021. A director of the Company is a founder and managing partner of Oakvale Capital.

The Company made payments of $0.1 million and $0.1 million to Carbon Group Limited in respect to consultancy services provided by a director and shareholder of the Company for the three months ended September 30, 2021 and 2020 respectively and payments of $0.2 million and $0.2 million for the nine months ended September 30, 2021 and 2020 respectively.

Certain investment funds affiliated with Apax have provided the Company with a commitment letter in support of a guarantee issued by the Company to Barclays Bank PLC in connection with a letter of credit that Barclays provided to Football DataCo Limited for and on behalf of the Company for an aggregate amount of up to £30,000,000 (approximately $40.4 million as of September 30, 2021) (the “Commitment Letter”), upon the occurrence of certain events. See Note 15 – Commitments and Contingencies.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

In the nine months ended September 30, 2021, the Company issued 42,242 restricted shares to two independent members of the board of directors, vesting between July 2022 and April 2024. The fair value of the restricted shares is estimated to be equal to the closing price of the Company’s common stock on the grant date.

Note 17. Subsequent Events

There have been no subsequent events that occurred during such period that would require disclosure in, or would be required to be recognized in, the condensed consolidated financial statements as of September 30, 2021.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For purposes of this section, “we,” “our,” “us”, “Genius” and the “company” refer to Genius Sports Limited and all of its subsidiaries prior to the consummation of the Business Combination (as defined below).

The discussion should be read together with the unaudited interim condensed consolidated financial statements for the three and nine month periods ended September 30, 2021 and 2020 included in this interim report. This management’s discussion and analysis should also be read together with our audited consolidated financial statements for the year ended December 31, 2020 in our Annual Report on Form 20-F.

Overview

Genius is a B2B provider of scalable, technology-led products and services to the sports, sports wagering and sports media industries. Genius is a fast-growing business with significant scale, distribution and an expanding addressable market and opportunity ahead.

Genius’ mission is to be the official data, technology and commercial partner that powers the global ecosystem connecting sports, betting and media. In doing so, Genius creates engaging and immersive fan experiences while simultaneously providing sports leagues with essential technology and vital, sustainable revenue streams.

Genius uniquely sits at the heart of the global sports betting ecosystem where Genius has deep, critical relationships with over 400 sports leagues and federations, over 300 sportsbook brands and over 100 marketing customers (which includes some of the aforementioned sportsbook brands).

Genius’ Offerings

Sports Technology and Services. Genius builds and supplies technology and services that allow sports leagues to collect, analyze and monetize their data with added tools to deepen fan engagement. These tools include creation of fan-facing websites, rich statistical content such as team and player standings, immersive social media content, and, Genius’ latest creation, its streaming product, a tool that allows sports leagues to automatically produce, distribute and commercialize live, audio-visual game content. Genius also provides sports leagues with bespoke monitoring technology and education services to help protect their competitions and athletes from the threats of match fixing and betting-related corruption. Following the acquisition of Second Spectrum, Inc (“Second Spectrum”), Genius is now a leading provider of cutting-edge data tracking and visualization solutions that partners with elite football and basketball clubs, leagues, federations, and media organizations around the world.

Genius’ technology has become essential to their partners’ operations and it would be inefficient or unaffordable for most sports leagues to build similar technology themselves. In return for the provision of their essential technology, the sports leagues typically grant to Genius the official sports data and streaming rights to collect, distribute and monetize the official data or streaming content.

Betting Technology, Content and Services. Genius builds and supplies data-driven technology that powers sportsbooks globally. Genius’ offerings include official data, outsourced bookmaking, trading/risk management services and live audio-visual game content that is derived from its streaming partnerships with sports leagues.

Media Technology, Content and Services. Genius builds and supplies technology, services and data that enables sportsbooks, sports organizations, and other brands to target, acquire and retain sports fans as their customers in a highly effective and cost-efficient manner. Key services include the creation, delivery and measurement of personalized online marketing campaigns, all delivered using Genius’ proprietary technology and proven to help advertisers reduce spend and wastage. Genius’ sports media solutions provide incremental revenue opportunities for stakeholders across the entire sports ecosystem.

Events under Official Sports Data and Streaming Rights

Genius establishes long-term, mutually beneficial relationships with sports leagues, federations and teams that enable its partners to collect, organize and communicate data internally (e.g., for coaching analysis) or externally (e.g., for posting on fan-facing websites) and grant to Genius the rights to collect, distribute and monetize official sport data. Genius seeks to maintain an optimal portfolio of data rights, from high profile, widely followed sports events, such as the English Premier League (“EPL”), National Football League (“NFL”), National Basketball Association (“NBA”) and other Tier 1 sports, to more specialized and less widely followed events, such as non-European soccer, non-US basketball, professional volleyball and other Tier 2 to 4 sports. This provides Genius with global breadth and depth of coverage across all tiers of sport, all time zones, and all geographical locations.

Data rights for Tier 1 sports, which include the most popular sports leagues, are typically acquired via formal tender processes and competitive bidding often resulting in high acquisition costs. For example, Genius’ U.K. soccer data rights contract, which runs through the end of the 2023-2024 season and NFL data rights contract, which runs through the end of the 2026-2027 season, accounts for a significant majority of Genius’ third-party data rights fees. Genius believes that its inventory of selectively acquired Tier 1 data rights is important to establishing relationships with sportsbooks on beneficial terms.

Data rights for lower tier sports are typically acquired through long-term agreements with the respective leagues in exchange for Genius’ technology and software solutions (and, occasionally, cash fees). These non-Tier 1 sports are typically smaller leagues that are less prominent at a global level, although often are highly popular in their local countries or regions and often have large localized fan bases. Genius estimates that these sports comprise approximately 95% of the total volume of sporting events offered to sportsbooks.

Genius’ events under official sports data and streaming rights form the backbone of its business model, and are a principal driver of revenue, particularly for the Betting Technology, Content and Services product line. Genius defines an “event” as a single sports match or competitive event. Genius’ rights to collect, distribute and monetize the data related to such events may be exclusive (meaning that Genius has the exclusive right to collect, distribute, and monetize such data), co-exclusive (meaning that Genius shares collection, distribution, and monetization rights with one other company) or non-exclusive.

The following table presents Genius’ number of events under official sports data and streaming rights, and the portion thereof under exclusive rights, as of the dates indicated:

	September 30,
	2021	2020
Events under official rights	191,698	154,273
Of which, exclusive	120,317	94,141

Genius believes that data under official sports data and streaming rights is critical to sportsbooks, as only official data provides guaranteed access to the fast and reliable data necessary for in-game betting. To remain competitive, sportsbooks must be able to operate and provide customers with betting content around the clock, every single day of the year. This requires an extensive and broad portfolio of data and other content from Tier 1 and Tier 2-4 sports events. Events under exclusive rights give Genius an added commercial advantage over competitors and serve as a barrier of entry, making Genius an essential provider to its customers.

Additionally, Genius collects, distributes, and monetizes data from additional sporting events where no official sports data and streaming rights have been granted or it is legally permissible to do so. Accordingly, the total number of events to which Genius delivers data to its customers in a given period may exceed its total inventory of events under official sports data and streaming rights.

Factors Affecting Comparability of Financial Information

The Business Combination

Pursuant to the Business Combination Agreement, Genius Sports Limited legally acquired all the outstanding equity interests in Genius and dMY, in equity-for-equity exchange transactions (“the Merger”). The Merger was accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded. Genius was the accounting acquirer in the Merger and dMY was treated as the acquired company for financial statement reporting purposes. Genius Sports Limited became a new public, SEC-reporting company and Genius was deemed its predecessor, meaning that Genius Sports Limited’s periodic reports after the consummation of the Merger would reflect Genius’ historical financial results. See Condensed Consolidated Financial Statements on Form 6-K for the period ending September 30, 2021.

As a result of the Merger, Genius Sports Limited is now a publicly traded company with its ordinary shares trading on New York Stock Exchange, requiring it to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. Genius Sports Limited expects to incur material additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees, and additional internal and external accounting, legal, and administrative resources, including increased personnel costs, audit and other professional service fees.

Impact of COVID-19

The novel coronavirus (“COVID-19”) had a significant impact on Genius’ business and that of its customers. The direct impact on Genius’ business, beyond disruptions in normal business operations, was driven by the suspension, postponement and cancellation of major sports seasons and events. For example, in 2020, the EPL season was postponed from early March to mid-June. While many sports have since restarted, some have been played on a reduced or uncertain schedule, and the ultimate impact of COVID-19 on Genius’ financial performance will depend on the length of time that these disruptions exist.

While to date the impact of COVID-19 on Genius’ revenues has been mitigated by minimum revenue guarantees in majority of its customer contracts, Genius has provided certain customers discounts in 2020 due to disruptions in scheduled sports seasons and events. Genius has also sought to align its costs with revenue, reducing non-essential costs during periods of disruption, namely, by reducing staff costs through shortened working weeks, reducing travel, data collection and other costs, and commencing a hiring freeze.

Towards the end of 2020, the Company saw a recovery as major sports leagues have started back up and more sporting events have resumed. However, there can be no assurance that more postponements or cancellations of major sporting events will not occur in response to a resurgence in COVID-19 outbreaks. Genius has also taken appropriate business continuity measures to ensure that employees are safe and can work remotely to support all aspects of the business. Refer to Part I, Item 3(D) “Risk Factors — COVID-19 has adversely affected our business, financial condition, results of operations and prospects, including as a result of the reduction in the quantity of global sporting events, closures or restrictions on business operations of our customers and sports organizations and a decrease in consumer spending, and it may continue to do so in the future” of our Annual Report on Form 20-F, for the year ended December 31, 2020 for additional detail.

Acquisition of Second Spectrum

On June 15, 2021, the Company acquired all outstanding equity interests in Second Spectrum for a total consideration of $199.4 million including $116.1 million in cash and $83.3 million in equity. Second Spectrum is a leading provider of cutting-edge data tracking and visualization solutions that partners with elite football and basketball clubs, leagues, federations, and media organizations around the world.

Second Spectrum was founded in 2013 and has become a world-leading and fully integrated sports AI provider, offering tracking, analytics and data visualization services. Second Spectrum’s innovative technology allows clients to automatically index action on the court, pitch or field within seconds. With the world’s most advanced player tracking technology, teams, leagues, media and data partners are able to gain real-time insights; driving decision making and greater levels of engagement. Second Spectrum is the official tracking provider of the EPL, NBA, and MLS, using advanced AI capabilities and computer vision technology to capture precise ball and player location-based data. In addition to these relationships, Second Spectrum has partnerships with ESPN, BT Sport, and Bally Sports to offer augmented reality features for select soccer and basketball games. The business has also formed partnerships with leading sports franchises, including The Los Angeles Clippers, to provide new content and revolutionize the fan viewing experience. The combined offering of the Company’s existing products, extensive network, and operational scale with Second Spectrum’s highly innovative tracking and video augmentation products will create richer, more valuable official sports data and drive fan engagement with a compelling experience that combines real-time data, and analytics with innovative augmented video streaming and personalized content.

As part of the Company’s initial assessment, intangible assets acquired relate to existing technology, customer relationships and trademarks.

The Company’s condensed consolidated statements of operations for the three months ended September 30, 2021 included revenue of $5.8 million and net profit of $0.2 million attributable to Second Spectrum. The Company’s condensed consolidated statements of operations for the nine months ended September 30, 2021 included revenue of $6.4 million and net loss of $1.5 million attributable to Second Spectrum since the acquisition date of June 15, 2021.

NFL License Agreement

On April 1, 2021, the Company entered into a new multi-year strategic partnership with the NFL (the “License Agreement”). Under the terms of the License Agreement, the Company obtains the right to serve as the worldwide exclusive distributor of NFL official data to the global regulated sports betting market, the worldwide exclusive distributor of NFL official data to the global media market, the NFL’s exclusive international distributor of live digital video to the regulated sports betting market (outside of the United States where permitted), and the NFL’s exclusive sports betting and i-gaming advertising partner. The License Agreement contemplates a six-year period (the “Term”), with an initial four-year period commencing April 1, 2021 and years five and six renewable by NFL in one year increments. Pursuant to the License Agreement, the Company, agreed to issue the NFL an aggregate of up to 18,500,000 warrants and 2,000,000 additional warrants for each annual extension, with each warrant entitling NFL to purchase one ordinary share of the Company for an exercise price of $0.01 per warrant share. The warrants will be subject to vesting over the six-year Term.

Key Components of Revenue and Expenses

Revenue

Genius generates revenue primarily through delivery of products and services to customers in connection with the following major product groups: Betting Technology, Content and Services, Sports Technology and Services, and Media Technology, Content and Services. The following table shows Genius’ revenue split by product group, for the periods indicated:

	Three Months Ended		Nine Months Ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
	(dollars, in thousands)
Revenue by Product Group
Betting Technology, Content and Services	$43,644	$29,580	$123,272	$75,353
Sports Technology and Services	11,594	4,484	24,190	11,808
Media Technology, Content and Services	13,898	6,492	31,261	15,561

Total Revenue	$69,136	$40,556	$178,723	$102,722

Betting Technology, Content and Services — revenue is primarily generated through the delivery of official sports data for in-game and pre-match betting and outsourced bookmaking services through the Genius’ proprietary sportsbook platform. Customers access Genius’ sportsbook platform and associated services through the cloud over the contract term. Customer contracts are typically either on (i) a “fixed” basis, requiring customers to pay a guaranteed minimum recurring fee for a specified number of events, with incremental per-event fees thereafter, or (ii) a “variable” basis, based on a percentage share of the customer’s Gross Gaming Revenue (“GGR”), typically with minimum payment guarantees. Minimum guarantee amounts are generally recognized over the life of the contract on a straight-line basis, while generally variable fees based on profit sharing and per event overage fees are recognized as earned. Genius believes that its minimum payment guarantees provide for enhanced revenue visibility while the variable component of its contracts benefits Genius as its partners grow.

Sports Technology and Services – revenue is primarily generated through the delivery of technology that enables sports leagues and federations to capture, manage and distribute their official sports data, along with other tools and services, including software updates and technical support. These software solutions are tailored for specific sports. Also included within Sports Technology, Content and Services are revenues derived from Sportzcast, a company acquired in December 2020, and Second Spectrum, acquired in June 2021. In some instances, Genius receives noncash consideration in the form of official sports data and streaming rights, along with other rights, in exchange for these services, particularly to non-Tier 1 sports organizations. Because there is not a readily determinable fair value for these unique data rights, Genius estimates the fair value of noncash consideration based on the standalone selling price of the services promised to customers. Revenue is recognized either ratably over the contract term or as the services are provided, by event or season, depending on the nature of the underlying promised product or service.

Media Technology, Content and Services – revenue is primarily generated from providing data-driven performance marketing technology and services, including personalized online marketing campaigns, to sportsbooks, sports leagues and federations, along with other global brands in the sports ecosystem. Genius typically offers its solutions on a fixed fee basis, which is generally prepaid by customers. Revenue is generally recognized over time as the services are performed using an input method based on costs to secure advertising space.

Costs and Expenses

Cost of revenue. Genius’ cost of revenue includes costs related to (i) amortization of intangible assets, mainly related to Genius’ capitalized internally developed software, along with Genius’ proprietary sports management technology platform, data rights recognized in connection with the investment by Apax Funds (in which on September 7, 2018, Maven Topco Limited, a company incorporated under the laws of Guernsey (“Topco”) acquired all of the issued and outstanding equity interests of Genius Sports Group Limited) under the acquisition method of accounting (ii) fees for third-party data and streaming rights under executory contracts; including stock-based compensation for non-employees, (iii) data collection and production, third-party server and bandwidth and outsourced bookmaking, and (iv) advertising costs directly associated with Genius’ Media Technology, Content and Services offerings.

Genius believes that its cost of revenue is highly scalable over the longer term. While key components of cost of revenue, such as server and bandwidth costs and personnel costs related to revenue-generating activities, are variable, Genius expects them to grow at a slower pace than revenue. Other key costs, such as third-party data including those related to Genius’ EPL and NFL contract, are typically fixed. Genius also expects its gross margin to increase in the medium term, once the intangible assets stepped-up in connection with the Apax Funds Investment are fully amortized.

Sales and marketing. Sales and marketing expenses consist primarily of sales personnel costs, including compensation, stock-based compensation, commissions and benefits, amortization of costs to obtain a contract associated with capitalized commissions costs, event attendance, event sponsorships, association memberships, marketing subscriptions, and third-party consulting fees.

Research and development. Research and development (“R&D”) expenses consist primarily of costs incurred for the development of new products related to Genius’ platform and services, as well as improving existing products and services. The costs incurred included related personnel salaries and benefits, stock-based compensation, facility costs, server and bandwidth costs, consulting costs, and amortization of production software costs.

R&D expenses can be volatile between periods, as Genius capitalizes a significant portion of its internally developed software costs, in periods where a product completes the preliminary project stage and it is probable the project will be completed and performed as intended. Capitalized internally developed software costs are typically amortized in cost of revenue.

General and administrative. General and administrative expenses (“G&A”) consist primarily of administrative personnel costs, including executive salaries, bonuses and benefits, stock-based compensation, professional services (including legal, regulatory, audit and licensing-related), legal settlements and contingencies, rent expense, depreciation of property and equipment and amortization of trademarks, customer contracts and other acquired third-party software costs.

Transaction expenses. Transaction expenses consists primarily of advisory, legal, accounting, valuation, other professional or consulting fees, and bonuses in connection with Genius’ corporate development activities. Direct and indirect transaction expenses in a business combination are expensed as incurred when the service is received.

Change in fair value of derivative warrant liabilities. Change in fair value of derivative warrant liabilities represents the change in fair value of public and private warrant liabilities assumed as part of the Merger. Warrant liabilities are revalued at each reporting period.

Income tax expense. Genius accounts for income taxes using the asset and liability method whereby deferred income taxes are recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of the assets and liabilities. The provision for income taxes reflects income earned and taxed, mainly in the United Kingdom. See Note 14 – Income Taxes, to Genius’ unaudited condensed consolidated financial statements appearing elsewhere herein.

Non-GAAP Financial Measures

This Report on Form 6-K includes certain non-GAAP financial measures.

Adjusted EBITDA

Genius presents Adjusted EBITDA, a non-GAAP performance measure, to supplement its results presented in accordance with U.S. GAAP. Adjusted EBITDA is defined as earnings before interest, income tax, depreciation and amortization and other items that are unusual or not related to Genius’ revenue-generating operations, including stock-based compensation expense and change in fair value of derivative warrant liabilities.

Adjusted EBITDA is used by management to evaluate Genius’ core operating performance on a comparable basis and to make strategic decisions. Genius believes Adjusted EBITDA is useful to investors for the same reasons as well as in evaluating Genius’ operating performance against competitors, which commonly disclose similar performance measures. However, Genius’ calculation of Adjusted EBITDA may not be comparable to other similarly titled performance measures of other companies. Adjusted EBITDA is not intended to be a substitute for any U.S. GAAP financial measure.

The following table presents a reconciliation of Genius’ Adjusted EBITDA to its net loss for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
	(dollars, in thousands)
Consolidated net loss	$(69,977)	$(1,813)	$(539,463)	$(16,843)
Adjusted for:
Net, interest expense	175	1,979	3,185	5,799
Income tax expense (benefit)	(497)	(197)	(379)	(3,171)
Amortization of acquired intangibles(1)	13,023	5,462	26,266	15,945
Other depreciation and amortization(2)	6,708	3,394	16,261	9,905
Stock-based compensation(3)	37,438	—	451,943	—
Transaction expenses	2,876	53	9,646	53
Litigation and related costs(4)	1,828	617	3,528	1,545
Change in fair value of derivative warrant liabilities	10,452	—	49,319	—
Other(5)	(2,418)	(113)	(6,249)	242

Adjusted EBITDA	$(392)	$9,382	$14,057	$13,475

(1)	Includes amortization of intangible assets generated through business acquisitions, inclusive of amortization for data rights, marketing products, and acquired technology.
(2)

Includes depreciation of Genius’ property and equipment, amortization of contract cost, and amortization of internally developed software and other intangible assets. Excludes amortization of intangible assets generated through business acquisitions.

(3)	Includes restricted shares and stock options granted to employees and directors and equity-classified non-employee awards issued to suppliers.
(4)	Includes mainly legal and related costs in connection with non-routine litigation matters including Sportradar litigation and BetConstruct litigation.
(5)	Includes gain/losses on disposal of assets, gain/losses on foreign currency and expenses incurred related to earn-out payments on historical acquisitions.

On a constant currency basis, Adjusted EBITDA would have been $10.0 million and $14.7 million for the three and nine months ended September 30, 2020.

Constant Currency

Certain income statement items in this Report on Form 6-K are discussed on a constant currency basis. As discussed under “Quantitative and Qualitative Disclosures about Market Risk - Foreign Exchange Exposure,” Genius’ results between periods may not be comparable due to foreign currency translation effects. Genius presents certain income statement items on a constant currency basis, as if GBP:USD exchange rate had remained constant period-over-period, to enhance the comparability of its results. Genius calculates income statement constant currency amounts by taking the relevant average GBP:USD exchange rate used in the preparation of its income statement for the more recent comparative period and applies it to the actual GBP amount used in the preparation of its income statement for the prior comparative period.

Constant currency amounts only adjust for the impact related to the translation of Genius’ consolidated financial statements from GBP to USD. Constant currency amounts do not adjust for any other translation effects, such as the translation of results of subsidiaries whose functional currency is other than GBP or USD, as such effects have not been material to date.

Results of Operations

Three Months Ended September 30, 2021 Compared to the Three Months Ended September 30, 2020

The following table summarizes Genius’ condensed consolidated results of operations for the periods indicated:

	Three Months Ended		Variance
	September 30, 2021	September 30, 2020	In dollars	In %

	(dollars, in thousands)
Revenue	$69,136	$40,556	$28,580	70%
Cost of revenue(1)	86,441	29,148	57,293	197%

Gross (loss) profit	(17,305)	11,408	(28,713)	(252%)

Operating expenses:
Sales and marketing(1)	6,077	2,515	3,562	142%
Research and development(1)	9,789	2,069	7,720	373%
General and administrative(1)	28,741	6,917	21,824	316%
Transaction expenses	2,876	53	2,823	5,326%

Total operating expense	47,483	11,554	35,929	311%

Loss from operations	(64,788)	(146)	(64,642)	44,275%

Interest income (expense), net	(175)	(1,979)	1,804	(91%)
Gain (loss) on disposal of assets	—	—	—	—
Change in fair value of derivative warrant liabilities	(10,452)	—	(10,452)	—
Gain (loss) on foreign currency	4,941	115	4,826	4,197%

Total other income (expenses)	(5,686)	(1,864)	(3,822)	205%

Loss before income taxes	(70,474)	(2,010)	(68,464)	3,406%

Income tax benefit (expense)	497	197	300	152%

Net loss	$(69,977)	$(1,813)	$(68,164)	3,760%

(1) Includes stock-based compensation as follows:

	Three Months Ended		Variance
	September 30, 2021	September 30, 2020	In dollars	In %

	(dollars, in thousands)
Cost of revenue	$22,494	$—	$22,494	—
Sales and marketing	521	—	521	—
Research and development	728	—	728	—
General and administrative	13,695	—	13,695	—

Total stock-based compensation	$37,438	$—	$37,438	—

Revenue

Revenue was $40.6 million for the three months ended September 30, 2020 compared to $69.1 million for the three months ended September 30, 2021. Revenue increased $28.6 million, or 70%. On a constant currency basis, revenue would have increased $25.9 million, or 60% in the three months ended September 30, 2021.

Betting Technology, Content and Services revenue increased $14.1 million, or 48%, from $29.6 million for the three months ended September 30, 2020 to $43.6 million for the three months ended September 30, 2021. Growth in business with existing customers as a result of price increases on contract renewals and renegotiations powered by Genius’ official data rights strategy, expansion of value-add services, and new service offerings contributed $5.7 million to the increase, while another $5.3 million was attributable to new customer acquisitions, while a further $3.0 million was driven by increased customer utilization of Genius’ available event content. Events under official sports data and streaming rights increased from 154,273 as of September 30, 2020 to 191,698 as of September 30, 2021. In the third quarter of 2020 we provided approximately $0.4 million in one-time customer discounts due to the impact of COVID-19.

Sports Technology and Services revenue increased $7.1 million, or 159%, from $4.5 million for the three months ended September 30, 2020 to $11.6 million for the three months ended September 30, 2021. This was driven by the inclusion of revenues derived from acquisitions, being Sportzcast (acquired in December 2020), and Second Spectrum (acquired in June 2021). In addition, there was also growth driven by expanded services provided to existing sports league and federation customers across all tiers of sport. Revenue for contracts where Genius receives non-cash consideration in the form of official sports data and streaming rights was $2.9 million in the three months ended September 30, 2020 compared to $4.1 million in the three months ended September 30, 2021.

Media Technology, Content and Services revenue increased $7.4 million, or 114%, from $6.5 million for the three months ended September 30, 2020 to $13.9 million for the three months ended September 30, 2021, primarily driven by the acquisition of new customers in the Americas and Europe primarily for programmatic advertising services, and the inclusion of revenues from recent acquisitions.

Cost of revenue

Cost of revenue was $29.1 million for the three months ended September 30, 2020, compared to $86.4 million for the three months ended September 30, 2021. The $57.3 million increase in cost of revenue includes $22.5 million non-employee stock-based compensation. Excluding the impact of the non-employee stock-based compensation and the stock-based compensation in relation to equity awards issued to management, the increase would have been $34.8 million, which is primarily driven by increased data rights and media direct costs and increased amortization of capitalized software development costs.

Data and streaming rights costs were $9.5 million for the three months ended September 30, 2020, compared to $26.0 million for the three months ended September 30, 2021. The $16.4 million increase is driven primarily by Genius’s official data rights strategy.

Media direct costs were $3.7 million for the three months ended September 30, 2020, compared to $5.9 million for the three months ended September 30, 2021. This increase is driven primarily by programmatic advertising revenues in the Americas and Europe.

Amortization of capitalized software development costs was $3.0 million for the three months ended September 30, 2020, compared to $5.1 million for the three months ended September 30, 2021. This increase is driven primarily by Genius’ continued investment in new product offerings which has resulted in increased capitalization of internally developed software costs. Other amortization and depreciation was $5.1 million for the three months ended September 30, 2020, compared to $13.4 million for the three months ended September 30, 2021. This increase is driven primarily by amortization of acquired intangibles, arising from acquisitions completed in 2021.

Sales and marketing

Sales and marketing expenses were $2.5 million for the three months ended September 30, 2020, compared to $6.1 million for the three months ended September 30, 2021. The $3.6 million increase includes $0.5 million stock-based compensation in relation to equity awards issued to management. Excluding the impact of the stock-based compensation in relation to equity awards issued to management, the increase would have been $3.0 million, which is primarily driven by increased staff costs due to recent acquisitions completed in 2021, and decreased staff costs in the prior year comparable period in the wake of the COVID-19 pandemic, where Genius shortened staff working weeks, and commenced a hiring freeze.

Research and development

Research and development expenses were $2.1 million for the three months ended September 30, 2020, compared to $9.8 million for the three months ended September 30, 2021. The $7.7 million increase includes $0.7 million stock-based compensation in relation to equity awards issued to management. Excluding the impact of the stock-based compensation in relation to equity awards issued to management, the increase would have been $7.0 million, which was primarily due to higher staff costs due to recent acquisitions completed in 2021. Staff costs were lower in the prior year comparable period in the wake of the COVID-19 pandemic, where Genius shortened staff working weeks, and commenced a hiring freeze.

General and administrative

General and administrative expenses were $6.9 million for the three months ended September 30, 2020, compared to $28.7 million for the three months ended September 30, 2021. The $21.8 million increase includes $13.7 million stock-based compensation in relation to equity awards issued to management. Excluding the impact of the stock-based compensation in relation to equity awards issued to management, the increase would have been $8.1 million, which was driven by increased costs associated with ongoing business activities and efforts involved to operate as a public company, and higher staff costs associated with acquisitions completed in 2021. Staff costs were lower in the prior year comparable period in the wake of the COVID-19 pandemic, where Genius shortened staff working weeks, and commenced a hiring freeze.

Transaction expenses

Transaction expenses were $2.9 million for the three months ended September 30, 2021, primarily due to costs related to acquisitions in the period.

Interest expense, net

Interest expense, net was $2.0 million for the three months ended September 30, 2020, compared to $0.2 million for the three months ended September 30, 2021. The $1.8 million decrease is primarily due to the settlement in full of the Investor Loan Notes and the Related Party Loan upon consummation of the Merger.

Change in fair value of derivative warrant liabilities

Change in fair value of derivative warrant liabilities was $10.5 million for the three months ended September 30, 2021, due to the public and private place warrants assumed as part of the Merger.

Foreign currency gain (loss)

Genius recorded a foreign currency gain of $0.1 million for the three months ended September 30, 2020 and a gain of $4.9 million for the three months ended September 30, 2021. The gain in the three months ended September 30, 2021 was mainly due to the depreciation of the GBP against local currencies during that period, in particular the USD.

Income tax benefit

Income tax benefit was $0.2 million for the three months ended September 30, 2020 and $0.5 million for the three months ended September 30, 2021. The increase in income tax benefit in the three months ended September 30, 2021 was primarily due to an element of reversal of U.K. valuation allowance against the forecasted U.K. loss for the year ended December 31, 2021, as the Company identified taxable temporary differences that make it more likely than not that the Company will be able to recognize the benefit of an element of the U.K. net operating losses generated in 2021.

Net loss

Net loss was $1.8 million for the three months ended September 30, 2020 and $70.0 million for the three months ended September 30, 2021.

Nine Months Ended September 30, 2021 Compared to the Nine Months Ended September 30, 2020

The following table summarizes Genius’ condensed consolidated results of operations for the periods indicated:

	Nine Months Ended		Variance
	September 30, 2021	September 30, 2020	In dollars	In %

	(dollars, in thousands)
Revenue	$178,723	$102,722	$76,001	74%
Cost of revenue(1)	366,746	79,657	287,089	360%
Gross (loss) profit	(188,023)	23,065	(211,088)	(915%)
Operating expenses:
Sales and marketing(1)	16,943	9,640	7,303	76%
Research and development(1)	19,928	6,644	13,284	200%
General and administrative(1)	262,442	20,701	241,741	1,168%
Transaction expenses	9,646	53	9,593	18,100%
Total operating expense	308,959	37,038	271,921	734%

Loss from operations	(496,982)	(13,973)	(483,009)	3,457%

Interest income (expense), net	(3,185)	(5,799)	2,614	(45%)

Gain (loss) on disposal of assets	(1)	—	(1)	—
Change in fair value of derivative warrant liabilities	(49,319)	—	(49,319)	—
Gain (loss) on foreign currency	9,645	(242)	9,887	(4,086%)

Total other income (expenses)	(42,860)	(6,041)	(36,819)	609%
Loss before income taxes	(539,842)	(20,014)	(519,828)	2,597%
Income tax benefit (expense)	379	3,171	(2,792)	(88%)
Net loss	$(539,463)	$(16,843)	$(522,620)	3,103%

(1) Includes stock-based compensation as follows:

	Nine Months Ended		Variance
	September 30, 2021	September 30, 2020	In dollars	In %

	(dollars, in thousands)
Cost of revenue	$221,028	$—	$221,028	—
Sales and marketing	2,922	—	2,922	—
Research and development	2,948	—	2,948	—
General and administrative	225,045	—	225,045	—

Total stock-based compensation	$451,943	$—	$451,943	—

Revenue

Revenue was $102.7 million for the nine months ended September 30, 2020 compared to $178.7 million for the nine months ended September 30, 2021. Revenue increased $76.0 million, or 74%. On a constant currency basis, revenue would have increased $66.6 million, or 59% in the nine months ended September 30, 2021.

Betting Technology, Content and Services revenue increased $47.9 million, or 64%, from $75.4 million for the nine months ended September 30, 2020 to $123.3 million for the nine months ended September 30, 2021. Growth in business with existing customers as a result of price increases on contract renewals and renegotiations powered by Genius’ official data rights strategy, expansion of value-add services, and new service offerings contributed $21.0 million to the increase, while another $13.0 million was attributable to new customer acquisitions, while a further $13.8 million was driven by increased customer utilization of Genius’ available event content. Events under official sports data and streaming rights increased from 154,273 as of September 30, 2020 to 191,698 as of September 30, 2021. These increases include the positive impact of $5.9 million in one-time customer discounts due to the impact of COVID-19, which adversely impacted revenue in the second and third quarter of 2020.

Sports Technology and Services revenue increased $12.4 million, or 105%, from $11.8 million for the nine months ended September 30, 2020 to $24.2 million for the nine months ended September 30, 2021. This was driven by the inclusion of revenues derived from acquisitions, being Sportzcast (acquired in December 2020), and Second Spectrum (acquired in June 2021). In addition, there was also growth driven by expanded services provided to existing sports league and federation customers across all tiers of sport. Revenue for contracts where Genius receives non-cash consideration in the form of official sports data and streaming rights was $7.5 million in the nine months ended September 30, 2020 compared to $10.7 million in the nine months ended September 30, 2021.

Media Technology, Content and Services revenue increased $15.7 million, or 101%, from $15.6 million for the nine months ended September 30, 2020 to $31.3 million for the nine months ended September 30, 2021, primarily driven by the acquisition of new customers in the Americas and Europe primarily for programmatic advertising services, and the inclusion of revenues from recent acquisitions.

Cost of revenue

Cost of revenue was $79.7 million for the nine months ended September 30, 2020, compared to $366.7 million for the nine months ended September 30, 2021. The $287.1 million increase in cost of revenue includes $220.8 million non-employee stock-based compensation and $0.3 million stock-based compensation in relation to equity awards issued to management. Excluding the impact of the non-employee stock-based compensation and the stock-based compensation in relation to equity awards issued to management, the increase would have been $66.1 million, which is primarily driven by increased data rights and media direct costs and increased amortization of capitalized software development costs.

Data and streaming rights costs were $26.9 million for the nine months ended September 30, 2020, compared to $53.8 million for the nine months ended September 30, 2021. The $27.0 million increase is driven primarily by Genius’s official data rights strategy.

Media direct costs were $8.9 million for the nine months ended September 30, 2020, compared to $16.2 million for the nine months ended September 30, 2021. This increase is driven primarily by programmatic advertising revenues in the Americas and Europe.

Amortization of capitalized software development costs was $7.8 million for the nine months ended September 30, 2020, compared to $13.1 million for the nine months ended September 30, 2021. This increase is driven primarily by Genius’ continued investment in new product offerings which has resulted in increased capitalization of internally developed software costs. Other amortization and depreciation was $14.9 million for the three months ended September 30, 2020, compared to $27.0 million for the three months ended September 30, 2021. This increase is driven primarily by amortization of acquired intangibles, arising from acquisitions completed in 2021.

Sales and marketing

Sales and marketing expenses were $9.6 million for the nine months ended September 30, 2020, compared to $16.9 million for the nine months ended September 30, 2021. The $7.3 million increase includes $2.9 million stock-based compensation in relation to equity awards issued to management. Excluding the impact of the stock-based compensation in relation to equity awards issued to management, the increase would have been $4.4 million, which is primarily driven by increased staff costs due to recent acquisitions completed in 2021, and decreased staff costs in the prior year comparable period in the wake of the COVID-19 pandemic, where Genius shortened staff working weeks, and commenced a hiring freeze.

Research and development

Research and development expenses were $6.6 million for the nine months ended September 30, 2020, compared to $19.9 million for the nine months ended September 30, 2021. The $13.3 million increase includes $2.9 million stock-based compensation in relation to equity awards issued to management. Excluding the impact of the stock-based compensation in relation to equity awards issued to management, the increase would have been $10.3 million, which was primarily due to higher staff costs due to recent acquisitions completed in 2021. Staff costs were lower in the prior year comparable period in the wake of the COVID-19 pandemic, where Genius shortened staff working weeks, and commenced a hiring freeze.

General and administrative

General and administrative expenses were $20.7 million for the nine months ended September 30, 2020, compared to $262.4 million for the nine months ended September 30, 2021. The $241.7 million increase includes $225.0 million stock-based compensation in relation to equity awards issued to management. Excluding the impact of the stock-based compensation in relation to equity awards issued to management, the increase would have been $16.7 million, which was driven by increased costs associated with ongoing business activities and efforts involved to operate as a public company, and higher staff costs associated with acquisitions completed in 2021. Staff costs were lower in the prior year comparable period in the wake of the COVID-19 pandemic, where Genius shortened staff working weeks, and commenced a hiring freeze.

Transaction expenses

Transaction expenses were $9.6 million for the nine months ended September 30, 2021, primarily due costs related to acquisitions in the period.

Interest expense, net

Interest expense, net was $5.8 million for the nine months ended September 30, 2020, compared to $3.2 million for the nine months ended September 30, 2021. The $2.6 million decrease is primarily due to the settlement in full of the Investor Loan Notes and the Related Party Loan upon consummation of the Merger.

Change in fair value of derivative warrant liabilities

Change in fair value of derivative warrant liabilities was $49.3 million for the nine months ended September 30, 2021, due to the public and private place warrants assumed as part of the Merger.

Foreign currency gain (loss)

Genius recorded a foreign currency loss of $0.2 million for the nine months ended September 30, 2020 and a gain of $9.6 million for the nine months ended September 30, 2021. The gain in the nine months ended September 30, 2021 was mainly due to the depreciation of the GBP against local currencies during that period, in particular the USD.

Income tax benefit

Income tax benefit was $3.2 million for the three months ended September 30, 2020 and income tax benefit $0.4 million for the three months ended September 30, 2021. The decrease in income tax benefit in the nine months ended September 30, 2021 was primarily driven by the increase in recorded valuation allowance against U.K. deferred tax assets that cannot be realized.

Net loss

Net loss was $16.8 million for the nine months ended September 30, 2020 and $539.5 million for the nine months ended September 30, 2021.

Liquidity and Capital Resources

Genius measures liquidity in terms of its ability to fund the cash requirements of its business operations, including working capital and capital expenditure needs, contractual obligations and other commitments, with cash flows from operations and other sources of funding. Genius’ current working capital needs relate mainly to launching its product offerings and acquiring new data rights in new geographies, as well as compensation and benefits of its employees. Genius’ recurring capital expenditures consist primarily of internally developed software costs and property and equipment (such as buildings, IT equipment, and furniture and fixtures). Genius expects its capital expenditure and working capital requirements to increase as it continues to expand its product offerings across the United States, but has not made any firm capital commitments. Genius’ ability to expand and grow its business will depend on many factors, including its working capital needs and the evolution of its operating cash flows.

Genius cannot guarantee that its available cash resources will be sufficient to meet its liquidity needs. Genius may need additional cash resources due to changed business conditions or other developments, including unanticipated regulatory developments, significant acquisitions or competitive pressures. Genius believes that its cash on hand will be sufficient to meet its working capital and capital expenditure requirements for the next twelve months. To the extent that its current resources are insufficient to satisfy its cash requirements, Genius may need to seek additional equity or debt financing. If the needed financing is not available, or if the terms of financing are less desirable than expected, Genius may be forced to decrease its level of investment in new product launches and related marketing initiatives or to scale back its existing operations, which could have an adverse impact on its business and financial prospects.

Debt

Genius had $0.1 million and $93.0 million in debt outstanding as of September 30, 2021 and December 31, 2020, respectively. Substantially all of this debt was held by its investors and management personnel (primarily Apax) in the form of unsecured Investor Loan Notes bearing interest at 10% annually and Related Party Loan bearing interest at 4% annually. Genius repaid the Investor Loan Notes and the Related Party Loan in full upon the consummation of the Merger.

In addition, Genius has a £150 thousand overdraft facility (the “Overdraft Facility”), which was undrawn at the date of this Report on Form 6-K.

Cash Flows

The following table summarizes Genius’ cash flows for the periods indicated:

	Nine Months Ended September 30,
	2021	2020
	(dollars, in thousands)
Net cash provided by (used in) operating activities	$(60,698)	$17,648
Net cash provided by (used in) investing activities	(119,953)	(14,635)
Net cash provided by (used in) financing activities	409,043	75

Operating activities

Net cash provided by operating activities was $17.6 million for the nine months ended September 30, 2020, while net cash used in operating activities was $60.7 million for the nine months ended September 30, 2021.

For the nine months ended September 30, 2020, net cash provided by operating activities primarily reflected the change in working capital of $5.0 million and net loss net of non-cash items of $12.7 million. For the nine months ended September 30, 2021, net cash used in operating activities primarily reflected the effect of business combinations ($23.6 million) and changes in working capital ($38.1 million) offset by the impact of Genius’ net loss net of non-cash items of $1.0 million.

Investing activities

Net cash used in investing activities was $14.6 million and $120.0 million for the nine months ended September 30, 2020 and 2021, respectively.

For the nine months ended September 30, 2020, investing cash flows primarily reflect internally developed software costs and purchases of intangible assets of $13.5 million and purchases of property and equipment of $1.2 million. For the nine months ended September 30, 2021, investing cash flows primarily reflect the acquisition of Second Spectrum, Inc, Photospire Limited and Fan Hub Media Holdings Pty Limited of $72.2 million, $24.6 million and $8.1 million respectively, combined with internally developed software costs of $16.3 million and purchases of property and equipment of $3.6 million, offset by the repayment of $4.7 million of executive loan notes.

Financing activities

Net cash provided by financing activities was $0.1 million and $409.0 million for the nine months ended September 30, 2020 and 2021, respectively.

The increase was driven by $276.3 million cash acquired as part of the merger with dMY Technology Group, Inc. II, less dMY transaction costs of $24.8 million and Genius transaction costs of $20.2 million. Concurrent with the merger, the Company issued 33,000,000 ordinary shares providing $316.8 million proceeds, net of equity issuance costs, and paid $313.2 million to redeem certain preference shares and catch-up Class B shareholders, and $97.0 million to repay the investor loan notes in full including regular mortgage repayments. Following the Merger, the Company received $254.8 million, net of issuance costs after completing an additional public offering of 13,928,447 shares. The Company also received $16.3 million from the exercise of Public Warrants, with 1,530,346 shares issued.

Critical Accounting Estimates

Genius’ condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. Preparation of the financial statements requires Genius’ management to make judgments, estimates and assumptions that impact the reported amount of revenue and expenses, assets and liabilities and the disclosure of contingent assets and liabilities. Management considers an accounting judgment, estimate or assumption to be critical when (1) the estimate or assumption is complex in nature or requires a high degree of judgment and (2) the use of different judgments, estimates and assumptions could have a material impact on Genius’ condensed consolidated financial statements. Genius’ critical accounting policies include the following:

•	Revenue Recognition

•	Internally Developed Software

•	Business Combinations

During the nine months ended September 30, 2021, there were no significant changes to the above critical accounting policies and estimates. Refer to “Operating and Financial Review and Prospects” contained in Part I, Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2020, for a more complete discussion of our critical accounting policies and estimates.

Recently Adopted and Issued Accounting Pronouncements

For a detailed discussion of all relevant recently issued accounting pronouncements, see Note 1 to the condensed consolidated financial statements appearing elsewhere herein.

Emerging Growth Company Accounting Election

Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable. Genius Sports Limited is an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, and has elected to take advantage of the benefits of this extended transition period. Following the consummation of the Merger, Genius Sports Limited is expected to remain an emerging growth company at least through the end of the 2021 fiscal year. This may make it difficult to compare Genius Sports Limited’s financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period because of the potential differences in accounting standards used.

Quantitative and Qualitative Disclosures about Market Risk

Genius’ primary and currently only material market risk exposure is to foreign currency exchange.

Foreign Exchange Exposure

Genius’ results of operations between periods are affected by changes in foreign currency exchange rates. Genius’ assets and liabilities and results of operations are translated from its functional currency, the British Pound Sterling (“GBP”) into its reporting currency, the United States Dollar (“USD”), which is Genius’ reporting currency, using the average exchange rate during the relevant period for income and expense items and the period-end exchange rate for assets and liabilities.

The effect of translating Genius’ functional currency amounts into USD is reported in accumulated other comprehensive income within shareholders’ equity but is not reported in Genius’ income statement. However, changes in GBP-USD exchange rate between periods directly impact the amount of revenue and expense reported by Genius, and therefore its results of operations between periods may not be comparable. Genius estimates that a hypothetical 10% appreciation of the USD against the GBP would have resulted in a $6.9 million and $4.1 million decrease in reported revenue for the three months ended September 30, 2021 and 2020, respectively, and a $17.9 million and $10.3 million decrease in reported revenue for the nine months ended September 30, 2021 and 2020, respectively. Throughout this Quarterly Report on Form 6-K, Genius reports certain items on a constant currency basis to facilitate comparability between periods.

In addition, Genius is a global business that transacts with customers and vendors worldwide and makes and receives payments in several different currencies, and from time to time may also engage in intercompany transfers to and from its subsidiaries. Genius re-measures amounts payable on transactions denominated in currencies other than GBP into GBP and records the relevant gain or loss, which occurs due to timing differences between recognition of a transaction on the income statement and the related payment, under the income statement caption “gain (loss) on foreign currency.” Genius does not hedge its foreign currency translation or transaction exposure, though it may do so in the future.

OTHER INFOMRATION

Legal and Proceedings

In the ordinary course of business, we are involved in various pending and threatened litigation and regulatory matters relating to our operations. We are currently involved in the following legal proceedings. See Note 15—Commitments and Contingencies to Genius’ condensed consolidated financial statements appearing elsewhere herein. If accruals are not appropriate, we further evaluate each legal proceeding to assess whether an estimate of the possible loss or range of possible loss can be made.

The results of any current or future legal proceedings cannot be predicted with certainty and, regardless of the outcome, can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Risk Factors

There have been no material changes from the risk factors described in the section titled “Risk Factors” in our Annual Report on Form 20-F.